Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___February___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:
______________________________________________________________________________

                               TELUS NEWS RELEASE

                     TELUS Reports Fourth Quarter Results
                               February 16, 2006



     Strong revenue and earnings growth based on strength in wireless and data

     VANCOUVER, Feb. 16 - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the fourth quarter of 2006 an eight per cent increase in revenues to $2.25 billion from a year ago due to continued strong wireless and data growth. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 20% due to strong wireless and wireline growth, aided by the absence of expenses from the labour disruption in the fourth quarter of 2005. Earnings per share (EPS) for the fourth quarter were 70 cents, compared to 22 cents for the same period a year ago. EPS this quarter included favourable tax related adjustments of six cents per share. When normalizing for tax, non-recurring financing charges and the labour disruption impacts, EPS this quarter increased 64% due primarily to EBITDA growth and lower financing costs.
     TELUS achieved or exceeded four of five consolidated financial 2006 targets set more than a year ago. This result was largely driven by the national wireless business and wireline data growth, which included our non-incumbent operations in central Canada. The 2006 results were also generally consistent with the latest guidance update made last December. TELUS reported full year revenue growth of seven per cent and EBITDA growth of nine per cent. In 2006, TELUS generated strong free cash flow, up nine per cent to $1.6 billion, which funded increased dividends, which totaled more than $400 million, as well as $800 million of TELUS share repurchases in the year.



     FINANCIAL HIGHLIGHTS
     -------------------------------------------------------------------------
     C$ in millions,                      3 months ended
     except per share amounts               December 31
     -------------------------------------------------------------------------
     (unaudited)                   2006        2005            % Change
     -------------------------------------------------------------------------
     Operating revenues           2,254.6     2,086.7             8.0
     -------------------------------------------------------------------------
     EBITDA(1)                      878.1       734.4            19.6
     -------------------------------------------------------------------------
     Income before income taxes
      and non-controlling
       interest                     327.3       140.2           133.5
     -------------------------------------------------------------------------
     Net income(2)                  236.2        78.5           200.9
     -------------------------------------------------------------------------
     Earnings per share (EPS),
      basic (2)                      0.70        0.22           218.2
     -------------------------------------------------------------------------
     Capital expenditures           415.2       374.1            11.0
     -------------------------------------------------------------------------
     Cash provided by
      operating activities          747.2       805.0           (7.2)
     -------------------------------------------------------------------------
     Free cash flow (3)             233.4       109.8           112.6

         (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See
               Section 11.1 of Management's discussion and analysis. Restructuring and workforce reduction costs were $7.9 million and $35.5 million in the fourth quarters of 2006 and 2005 respectively. Net expenses from the labour disruption were $52.2M in the fourth quarter of 2005. Underlying EBITDA growth before restructuring costs and net labour disruption expenses was 7.8%, compared to the same period a year ago.
         (2) Net income and EPS for the three month period in 2006 includes favourable impacts of tax-related adjustments of approximately $20 million or six cents per share. Net income and EPS for the same period in 2005 includes the unfavorable impact of $33.5 million or six cents for financing charges on the redemption of long-term debt and one cent unfavorable impact for tax-related adjustments.
         (3)   See Section 11.2 of Management's discussion and analysis.

     Darren Entwistle, president and CEO, said "we closed out the year with excellent financial results in the fourth quarter underpinned by wireless revenue growth of 16% and wireline revenue growth of 2%. The consistent and focused execution of our national growth strategy is resulting in a comparatively superior asset mix for global telecoms such that 46% of consolidated revenue is generated by wireless and 19% from wireline data. Wireless revenue is growing in part due to a 114% increase in the data component and wireline revenue is up due to a 9% increase in data. The robust earnings and cash flow being generated at TELUS are being used to invest in three areas for long-term value creation for investors. The first use is core business capital investments in both wireless and wireline. Second, are successive increases under our dividend growth model. Third, are substantial share buyback programs. Based on 2006 financial results, 2007 targets and investor friendly programs to return and invest capital, TELUS enters 2007 with considerable momentum."
     Robert McFarlane, executive vice president and CFO, said "TELUS has continued to demonstrate the advantage of its ongoing commitment to balancing the interest of equity and debt holders. In 2006, TELUS returned $1.2 billion in capital to shareholders through a combination of dividends and share repurchases while improving our credit rating. We repurchased 17.4 million shares in our second 12 month share buyback program and have renewed it for the purchase of up to 24 million shares by mid-December 2007. Since inception in December 2004, we have repurchased 39.4 million shares for $1.77 billion. TELUS enjoys a strong balance sheet providing TELUS with enviable financial strength and the lowest cost of capital in the Canadian telecom industry. Today we announced a replacement bank facility of $2.0 billion, which has an extended five year term as well as more favourable pricing and terms than the previous $1.6 billion facility. As a result, TELUS is well positioned to take advantage of the upcoming refinancing of the $1.5 billion of 7.5% debt coming due in mid-2007."

     -------------------------------------------------------------------------
     This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2007 guidance and share purchases), qualifications and risk factors referred to in the Management's discussion and analysis - February 14, 2007.
     -------------------------------------------------------------------------


     OPERATING HIGHLIGHTS

     TELUS wireless
     Profitable subscriber growth continues
     - Revenues increased by $143.5 million or 16% to $1.02 billion in the fourth quarter of 2006, when compared with the same period in 2005
     - ARPU (average revenue per subscriber unit per month) improved by $2 to $64.50. The data component increased by 94% to $6.16, which more than offset the decline in voice ARPU
     - EBITDA increased by $106 million over the fourth quarter of 2005 representing 33% growth
     - Cost of acquisition per gross addition of $436 decreased 3% year over year primarily due to lighter advertising and promotional activity
     - Net subscriber additions were 181,600, down 23% primarily due to a 43% decline in prepaid loading to 52,100. Postpaid additions totaled 129,500, down 10% from a year ago
     - Blended monthly churn was lower at 1.33% compared to 1.42% a year ago, while postpaid churn remained low at 0.97%
     - Cash flow (EBITDA less capital expenditures) increased by $144 million or 79% to $325.5 million in the quarter due to an increase in EBITDA and a decline in capital expenditures

     TELUS wireline
     Strong data growth supports revenue growth
     - Revenues increased by $24 million or 2% to $1.23 billion in the fourth quarter of 2006, when compared with the same period in 2005 due to data growth offsetting declines in local and long distance revenues
     - Data revenues increased 8.8% due to strong high-speed Internet and enhanced data service growth
     - The decline in long-distance revenue slowed to 6.7% or $198 million, reflecting TELUS success in partially offsetting industry trends of lower volumes, strong price competition and technological substitution
     - EBITDA increased by $38 million or 9.2%, due to the absence of $52 million of net expenses incurred during the labour disruption in the fourth quarter last year
     - In Central Canada, non-incumbent revenue increased 4.0% and EBITDA improved to $11 million
     - High-speed Internet net additions were 44,400, taking TELUS' high-speed base to 917,000, which is a 20% increase from a year ago. The total Internet subscriber base topped 1.1 million
     - Network access lines declined by 31,000 in the quarter, with total NALs down 3.0% from a year ago reflecting residential line losses from ongoing competitive activity and wireless substitution
     - Cash flow (EBITDA less capital expenditures) was down 23% to $137 million, due to increased capital expenditures reflecting increased spending on broadband infrastructure and to service the strong housing growth in Western Canada


     CORPORATE DEVELOPMENTS

     TELUS income trust developments

     On September 11, 2006, TELUS proposed to reorganize in its entirety into an income trust. In light of the federal Minister of Finance's surprise announcement on October 31, 2006 of a new tax plan that would increase the level of taxation on income trusts, TELUS announced that it would re-evaluate its proposal. TELUS management and Board of Directors announced on November 24 that they believed that it was no longer in the best interests of the Company and its shareholders to proceed with the reorganization.

     TELUS supports proposed local forbearance decision changes and CRTC directive

     In December 2006, the Minister of Industry issued a proposed order-in-council that would make significant changes to the April 2006 CRTC framework for forbearance from regulation of residential and business local exchange services. If enacted, it will simplify and significantly reduce the heavy regulation of local phone services where competition is determined to exist.
     The proposed order would eliminate the current marketing restrictions on winbacks and most other promotions. It would also replace the CRTC's market share loss test with a simpler competitive presence test: regulation of local phone services would no longer be required in markets where consumers have the choice of at least three carriers, or two in the case of enterprise services. In addition, it would reduce the number of competitor quality of service criteria that must be met as a precondition for forbearance.
     The proposal is subject to a public comment period, following which the Federal Cabinet can implement the proposed framework in its present or revised form. This order must be issued by April 6, 2007. TELUS sees this as a positive development for the Company and Canadian consumers. If it comes into effect substantially as proposed, TELUS believes it will be in a position to achieve deregulation in most of its incumbent urban local exchanges in 2007.
     Also in December 2006, the federal government issued a directive to the CRTC to rely on market forces to the maximum extent feasible, to ensure technological and competitive neutrality, to be as minimally intrusive as possible, maintain its own performance standards and explore process streamlining.

     TELUS enhances bank facilities and extends accounts receivable securitization program

     TELUS has received commitments from a syndicate of 18 financial institutions that will result in a new $2 billion credit facility being established, subject to completion of documentation and normal conditions precedent. This new facility will replace the $1.6 billion of existing credit facilities, which consist of an $800 million facility expiring in May 2008 and an $800 million facility expiring in May 2010. The new credit facility has more favourable terms and will mature in 2012. The use of proceeds is for general corporate purposes and may be used to back-up commercial paper issuance, which could be part of the refinancing of the $1.5 billion of Notes coming due in June 2007.
     Separately, TELUS has also extended the term of its revolving-period, accounts receivable securitization agreement by one year to July 18, 2008.

     TELUS continues share repurchases

     During the fourth quarter, TELUS continued to purchase shares under its Normal Course Issuer Bids. Repurchases totaled approximately 3.6 million shares for a total outlay of $200 million. Under the Normal Course Issuer Bid completed on December 19, 2006, TELUS repurchased 17.4 million shares, 73% of the total authorized amount, for $848 million.
     TELUS renewed its Normal Course Issuer Bid program on December 20, 2006 with the intention, if considered advisable, to purchase and cancel, over a 12- month period, up to 12 million of its outstanding common shares and 12 million of its outstanding non-voting shares on the Toronto Stock Exchange. This represents approximately 6.7% of the common and 7.5% of the non-voting outstanding public float of each class of shares in mid-December. Under this third program in the last seven trading days of 2006, a total of 186,000 shares were repurchased, for a total cost of $9.8 million.
     Since December 2004, TELUS has repurchased a total of 39.4 million shares for an outlay of $1.77 billion under three share repurchase programs. TELUS believes that such purchases are in the best interest of the Company and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

     Five year Best Buy contract

     TELUS signed a five-year, multi-million dollar contract with Best Buy Canada to connect all of its Canadian stores through a private IP network. The secure next generation network will enable Best Buy to enhance its communication capabilities, meeting customer demands through advanced applications designed to improve efficiencies, support sales staff and deliver a unique shopping experience to Canadians.

     GPS-enabled handset and in-vehicle tracking capabilities for the business market

     TELUS expanded its mobile tracking services in November, making the GPS-based services affordable for the small and mid-sized business market. TELUS GPS gives customers access to real-time mobile tracking over wireless handsets and in-vehicle modems. Hosted by TELUS and running over TELUS' 1X and Mike wireless networks, the service gives small and mid-sized businesses the benefits of GPS technology without the usual intensive capital costs.

     South Asian wireless content

     TELUS partnered with India's largest integrated telecommunications service provider, Reliance Communications, to introduce authentic South Asian mobile content to its customers. The Apna Des content site brings customers North America's largest catalogue of wireless Bollywood content, news, cricket updates, entertainment and cultural information direct from South Asia.

     Cool new phones

     TELUS continues to expand its suite of cool new products with the introduction of eight wireless devices. Celebrating the 10th anniversary of the Mike network, TELUS also launched the multimedia push-to-talk Motorola i880 in November. TELUS is the exclusive Canadian provider of two music boxes
- the LG Chocolate music box featuring the LG Chocolate (LG 8500) and the Sweet Jam music box featuring the Samsung A720. TELUS was the first Canadian provider to offer the Nokia 6165i Instant Talk phone. TELUS also expanded its suite of data devices with the introduction of the new BlackBerry 8703e.

     TELUS TV development

     The development of TELUS TV continued in the quarter with the addition of Pay Per View service, giving customers front row seats to special entertainment and sporting events. TELUS TV's neighbourhood-by-neighbourhood rollout in Calgary, Edmonton and Vancouver continues.

     Wireless high-speed extension

     With the launch of TELUS wireless high-speed EVDO service into the South Okanagan Valley, more than half of all Canadians can access the service in more than 35 communities. The Okanagan Valley launch means customers in Osoyoos, Okanagan Mountain Provincial Park, Oliver, Peachland, Penticton and Summerland have access to broadband-like wireless connection.
     TELUS also extended the service to more than 230 U.S. cities in the fourth quarter, making it fast and simple for business and consumer customers traveling in the U.S. to wirelessly access Internet, e-mail and other multimedia applications at broadband-like download speeds.
     TELUS and Dell announced a strategic relationship that will see TELUS wireless high-speed technology embedded in select Dell LATITUDE and XPS notebooks and Dell PRECISION mobile workstations. Customers can wirelessly access broadband-like download Internet speeds without the need for an additional aircard or wireless handset.
     In addition, TELUS and Lenovo announced that select versions of Lenovo ThinkPad notebook computers would offer embedded access to our wireless high-speed service.

     Connecting rural communities

     TELUS continued connecting rural communities to broadband and wireless infrastructure. In British Columbia, the partnership with GwaiiTel saw last mile broadband connections made to seven communities on the Queen Charlotte Islands in November. TELUS also connected four central coast communities and Rogers Pass to wireless service.

     TELUS launches online photo community

     TELUS launched a photo archiving and sharing community on its web portal mytelus.com. Customers can upload up to one gigabyte of personal photos to the TELUS photo community for sharing with loved ones or the entire Internet community. They can also create personalized greeting cards using their photos, participate in themed photo contests, vote in contests, and post comments about photographs.

     TELUS enhances wholesale IP services

     TELUS enhanced its IP network to give wholesale customers around the world seamless access to their Canadian clients. A new suite of services allows telecommunications carriers purchasing wholesale services from TELUS to securely manage their own secure connections on TELUS' Canadian network as they would on their home networks. Carriers can prioritize traffic and offer services such as managed virtual private networks and a single IP connection for voice and data, effectively extending their operations to virtually anywhere in Canada.

     Three TELUS executives among Canada's most powerful women

     The Women's Executive Network recognized three TELUS leaders at the 2006 Canada's Most Powerful Women Top 100 awards luncheon. Karen Radford, president of TELUS Quebec and Partner Solutions; Janet Yale, executive vice-president of Corporate Affairs; and Judy Shuttleworth, executive vice-president of Human Resources, were selected for their career successes as well as their dedication to bettering their communities. This is the third consecutive year Ms. Radford and Ms. Yale have been awarded this honour and the second year for Ms. Shuttleworth.

     TELUS receives award for best corporate governance disclosure in Canada

     The Canadian Institute of Chartered Accountants (CICA) presented TELUS with the Award of Excellence for best Corporate Governance Disclosure across all industry sectors for the second year in a row. The CICA also awarded TELUS the Award of Excellence for Corporate Reporting in the Communications and Media sector for its 2005 Annual Report, based on the highest average ranking for its financial reporting, corporate governance disclosure and electronic disclosure. This is the 12th consecutive year that the CICA has recognized TELUS with an award for its corporate reporting.

     TELUS directory assistance service Canada's best

     For the fourth consecutive time TELUS' directory assistance service was ranked the best in Canada. The Paisley Group, a directory assistance and operator services company which conducts semi-annual reviews of the industry, found TELUS scored top marks in all measurements including the critical "passed calls" measure - the percentage of directory assistance calls where the customer receives accurate information and is cared for professionally.
     For the first time, TELUS' wholesale directory assistance services provided to several U.S. telecommunications companies were measured in the same survey, placing second in the rating of third party directory assistance providers in the United States.

     TELUS recognized for IP leadership and innovation in public safety

     Computer Dealer News awarded TELUS' Emergency Management Operating System
(EMOS) three international Channel Elite awards: Gold for Solution Provider of the Year, Gold for Best On-Line Solution, and Silver for Best Enterprise Solution for demonstrating innovation in product development. TELUS' EMOS is the only fully integrated safety solution of its kind in North America.
     EMOS is part of the TELUS SafetyNet portfolio, a comprehensive set of safety solutions that protects communities, individuals and assets while providing coordination and response communications for mass emergency situations.

     IT security product certified

     TELUS' AssureLogic IT security product was awarded the NSS Approved status from the NSS group, a premiere independent security testing facility based in the U.K. AssureLogic protects online customer transactions such as Internet banking. Of many tested, AssureLogic is currently the only Web Application Firewall (WAF) product in the world to achieve this certification. In the WAF category products are evaluated on performance and reliability, security and effectiveness, and usability.

     Fighting Internet child exploitation

     TELUS and other large Canadian Internet service providers (ISPs) joined forces with Cybertip.ca, Canada's child sexual exploitation tipline, in the battle against online child sexual abuse. The initiative, Project Cleanfeed Canada, will see participating ISPs install sophisticated new filters designed to protect their customers from inadvertently visiting foreign websites featuring child pornography. Cybertip.ca will establish and maintain a list of blocked sites.

     TELUS invests in the environment

     TELUS will invest $1 million over three years in the new Montreal Green Fund, enhancing green spaces and helping the city adapt to climate change. The investment is in partnership with the Societe de verdissement du Montreal.
     TELUS donated $100,000 towards the Stanley Park Tree Fund following a series of devastating storms that battered the Vancouver landmark. Working with partner Global TV, TELUS volunteers applied their call centre expertise to keep a telethon for the fund going, raising an additional $50,000. TELUS is also matching employee donations to the fund up to $50,000.

     Dividend declaration

     The Board of Directors declared a quarterly dividend of thirty-seven and a half cents ($0.375) per share on outstanding Common and Non-Voting Shares payable on April 1, 2007 to shareholders of record on the close of business on March 9, 2007. This represents a 36% increase from the twenty-seven and a half cent quarterly dividend paid in 2006.

For further information:

 Media relations:                        Investor relations:
 Allison Vale,                           Robert Mitchell,
 (416) 629-6425,                         (416)279-3219,
 allison.vale(at)telus.com;              ir(at)telus.com


(T.A. T. TU)


     Certain products and services named in this release are trade-marks. The symbols(TM) and (R) indicate those owned by TELUS Corporation or its subsidiaries. All other trade-marks are the property of their respective owners.



     Forward-looking statements

     _________________________________________________________________________

     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2007 targets include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of 2.7% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol
     (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; approximately
     $50 million restructuring and workforce reduction expenses; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; and average shares outstanding of 330 to 335 million. Earnings per share
     (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

     Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases, debt redemptions, potential issuance of commercial paper and changes to credit facilities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including local forbearance, local price cap reductions, wireless number portability and the timing, rules, process and cost of future spectrum auctions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including annual reports, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first, second and third quarter Management's discussion and analyses, and this document.
     _________________________________________________________________________


     Management's discussion and analysis

     February 14, 2007

     The following is a discussion of the Consolidated financial condition and results of operations of TELUS Corporation for the three-month periods and years ended December 31, 2006 and 2005. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.


     Management's discussion and analysis contents

     -------------------------------------------------------------------------
     Section                             Description
     -------------------------------------------------------------------------
     1.  Introduction and performance    A summary of TELUS' consolidated
         summary                         results for the fourth quarter and
                                         full year of 2006 and a description
                                         of performance against 2006 targets
     -------------------------------------------------------------------------
     2.  Core business, vision and       Examples of TELUS' activities in
         strategy                        support of its six strategic
                                         imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers         TELUS' 2006 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver results   An update on TELUS' capability to
                                         deliver results
     -------------------------------------------------------------------------
     5.  Results from operations         A detailed discussion of operating
                                         results for the fourth quarter and
                                         full year of 2006
     -------------------------------------------------------------------------
     6.  Financial condition             A discussion of changes in the
                                         balance sheet for the year ended
                                         December 31, 2006
     -------------------------------------------------------------------------
     7.  Liquidity and capital           A discussion of cash flow, liquidity,
         resources                       credit facilities, off-balance sheet
                                         arrangements and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting estimates   A description of accounting estimates
         and accounting policy           and changes to accounting policies
         developments
     -------------------------------------------------------------------------
     9.  Looking forward to 2007         TELUS' annual guidance for 2007
     -------------------------------------------------------------------------
     10. Risks and risk management       An update of risks and uncertainties
                                         facing TELUS and how it manages these
                                         risks
     -------------------------------------------------------------------------
     11. Reconciliation of non-GAAP      A description, calculation and
         measures and definition of      reconciliation of certain measures
         key operating indicators        used by management
     -------------------------------------------------------------------------


     1.    Introduction and performance summary

     1.1   Materiality for disclosures


     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.


     1.2   Proposed reorganization as an income trust


     On November 24, 2006, the Company announced that it had re-evaluated its proposal announced on September 11, 2006 to reorganize in its entirety into an income trust. TELUS management and the Board of Directors believe it is no longer in the best interests of the Company and its shareholders to proceed with the reorganization. This decision is in light of the federal Minister of Finance's announcement on October 31, 2006 of a new tax fairness plan that would increase the taxation of income trusts.


     1.3   Canadian telecommunications market


     Canadian real GDP growth was recently estimated at 2.7% in 2006 by the Conference Board of Canada. Canadian wireless industry revenues grew by an estimated 17% as market penetration for the industry increased by approximately 4.6 percentage points to 57% of the population. TELUS' wireless segment achieved 17% revenue growth and 12% subscriber growth in 2006.
     The Canadian wireline industry continued to face pressures in 2006 in the form of expanding voice over Internet protocol (VoIP) offers by cable-TV competitors and others, as well as continued technological substitution of voice services to wireless, which contributed to losses of residential access lines by incumbent telephone companies. TELUS' external wireline segment revenues decreased by 0.5% in 2006 as growth in data services nearly offset losses in voice services. TELUS' residential access lines decreased 5% in 2006, while TELUS' total access lines decreased 3% due to modest growth in business lines.
     While the Company's major cable-TV competitors and others expand their VoIP telephony offers in the Company's incumbent territories, TELUS continues a limited commercial launch of TELUS TV(R) services to select neighbourhoods in its incumbent territories. The business market continues to adopt Internet protocol (IP) and managed services as a means of achieving operational efficiencies and improving revenue generation. Technology also continues to evolve, both increasing the Company's opportunities and facilitating increased competition.
     In addition, the regulatory environment is undergoing change. The federal government undertook a review of Canada's telecommunications policy and regulatory framework in 2005 and the review panel released its Telecom Policy Review report of recommendations to the Minister of Industry in March 2006. Some of the key points of this report were: there should be an end to the presumption that telecom services must be regulated and a shift to reliance on market forces, and where regulation remains, it should be light-handed and flexible and must be justified in all circumstances. The federal government directed the Canadian Radio-television and Telecommunications Commission
(CRTC) to make specific changes to the regulation of incumbent telephone companies, some of which took effect in 2006 and some are expected to take effect in 2007. See Risks and Risk management - Section 10.1 Regulatory.


     1.4   Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share         Quarters ended              Years ended
      amounts, subscribers        December 31               December 31
      and ratios)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Consolidated statements of income
     -------------------------------------------------------------------------
     Operating revenues  2,254.6  2,086.7    8.0 %  8,681.0  8,142.7    6.6 %

     Operating income      471.0    321.2   46.6 %  2,014.7  1,671.6   20.5 %

     Income before
      income taxes and
      non-controlling
      interest             327.3    140.2  133.5 %  1,482.0  1,030.1   43.9 %

     Net income            236.2     78.5    n.m.   1,122.5    700.3   60.3 %

     Earnings per share,
      basic ($)             0.70     0.22    n.m.      3.27     1.96   66.8 %
     Earnings per share,
      diluted ($)           0.69     0.22    n.m.      3.23     1.94   66.5 %

     Cash dividends
      declared per
      share ($)            0.375    0.275   36.4 %     1.20    0.875   37.1 %
     -------------------------------------------------------------------------
     Consolidated statements of cash flows
     -------------------------------------------------------------------------
     Cash provided by
      operating activities 747.2    805.0   (7.2)%  2,803.7  2,914.6   (3.8)%
     Cash used by
      investing activities 422.0    375.7   12.3 %  1,675.2  1,355.2   23.6 %
       Capital
        expenditures       415.2    374.1   11.0 %  1,618.4  1,319.0   22.7 %
     Cash used by
      financing activities 311.3  1,742.8  (82.1)%  1,148.6  2,447.3  (53.1)%
     -------------------------------------------------------------------------
     Subscribers and other measures
     -------------------------------------------------------------------------
     Subscriber
      connections(1)
      (thousands) at
      Dec. 31                                        10,715   10,211    4.9 %
     EBITDA(2)             878.1    734.4   19.6 %  3,590.3  3,295.3    9.0 %
     Free cash flow(3)     233.4    109.8  112.6 %  1,600.4  1,465.5    9.2 %
     -------------------------------------------------------------------------
     Debt and payout ratios
     -------------------------------------------------------------------------
     Net debt to total
      capitalization                                                     (0.2)
      ratio (%)(4)                                     47.5     47.7      pts
     Net debt to EBITDA
      ratio(5)                                          1.7      1.9     (0.2)
     Dividend payout                                                      (10)
      ratio (%)(6)                                       46       56      pts
     -------------------------------------------------------------------------

     n.m. - not meaningful; pts - percentage point(s)
     (1) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
     (4) See Section 11.4 Definition of liquidity and capital resource measures.
     (5) Net debt to EBITDA, where EBITDA excludes restructuring. See Section
         11.4 Definition of liquidity and capital resource measures.
     (6) The current annualized rate of dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period.
     -------------------------------------------------------------------------


     Highlights, as discussed in Section 5: Results from operations, include the following (comparing results for the fourth quarter and full year of 2006 to the respective periods in 2005):


     - The Company met or exceeded four of its five consolidated targets, and met or exceeded seven of the ten segmented targets for 2006. See
         Section 1.5 Performance scorecard for 2006 results.

     - Subscriber connections increased by 504,000 in the year ended December 31, 2006, as the number of wireless subscribers grew by 11.8% to 5.06 million, the number of Internet subscribers grew by 11.2% to 1.11 million and the number of network access lines decreased by 3.0% to 4.55 million.

     - Operating revenues increased due primarily to growth in wireless and data revenues, which make up approximately 63% of consolidated revenues in 2006, compared to 59% in 2005.

     - Operating income increased mainly because of growth in wireless subscribers and average revenue per subscriber unit per month (ARPU) as well as the absence in 2006 of expenses related to the labour disruption. In addition, the amortization of intangible assets decreased as several software assets are fully amortized and certain investment tax credits were recognized following a determination of eligibility by a revenue authority.

     - Net income and earnings per share increased due to improved operating performance, described above, as well as lower financing costs. The average numbers of shares outstanding for the fourth quarter and full year of 2006 were approximately 4% lower than the same periods in 2005 due to share repurchase programs, which contributed to increased 2006 earnings per share. In addition, Net income and earnings per share in the fourth quarter of 2006 included favourable tax reductions for reassessments of prior years and related interest income of approximately $20 million or six cents per share. For the full year of 2006, favourable impacts of tax-related adjustments, including changes in statutory tax rates affecting future income tax liabilities, were approximately $165 million or 48 cents per share, compared with approximately $70 million or 20 cents per share in 2005.


     Highlights, as discussed in Section 7: Liquidity and capital resources include the following (comparing results for the fourth quarter and full year of 2006 to the respective periods in 2005):


     - Cash provided by operating activities decreased primarily due to changes in proceeds from securitized accounts receivable (an increase of $150 million in proceeds in the fourth quarter of 2006 and unchanged for the full year of 2006, compared with an increase of $350 million in both the fourth quarter and full year of 2005).
     - Cash used by investing activities increased primarily due to greater capital expenditures for investments in the broadband networks in B.C., Alberta and Quebec, network access growth to serve strong housing growth in B.C. and Alberta, TELUS TV, strategic investments in EVDO-capable higher-speed wireless network technology and continued enhancement of digital wireless capacity and coverage. To a lesser extent, there was a deferral of activity from 2005 to 2006 due to the 2005 labour disruption.
     - Cash used by financing activities decreased due mainly to the early redemption of $1.578 billion of Canadian dollar Notes on December 1, 2005.
     - Free cash flow increased primarily due to higher EBITDA and lower interest paid, which were partly offset by higher capital expenditures, and for the fourth quarter, lower taxes recovered.
     - Net debt to total capitalization at December 31, 2006 continued to be in the target range of 45 to 50%.
     -   Net debt to EBITDA continued to be in the target range of 1.5 to
         2.0 times.
     - The dividend payout ratio for 2006, measured as the annualized dividend declared in the fourth quarter divided by 2006 earnings per share, was near the low end of the target guideline of 45 to 55% for sustainable net earnings due mainly to actual earnings including positive impacts from 2006 tax-related adjustments.

     1.5  Performance scorecard for 2006 results


     Eleven of 15 original targets for 2006 were met or exceeded. The following items were not met:


     - Consolidated capital expenditures and wireline capital expenditures exceeded target ranges as a result of access growth requirements in Alberta and B.C. and other factors;
     - Wireline external revenue was just under the bottom of the target range; and
     - The number of wireless subscribers was approximately 3% lower than TELUS' original target for 2006 as a result of market growth being slower than originally expected, as discussed further below. By retaining focus on profitable subscriber growth and retention activity, the lifetime revenue per average subscriber increased by $346 to $4,771 in 2006, when compared with 2005. Churn rates remained low, while postpaid subscriber net additions in 2006 were 77% of the total net subscriber additions, comparing favourably to 73% in 2005.


     The following table summarizes TELUS' 2006 performance against its original targets and compares 2007 targets to 2006 results. For further detail on expectations for 2007, see Section 9: Looking forward to 2007.


     -------------------------------------------------------------------------
     Performance to 2006
     targets and 2007
     targets

     ++ Exceeded target
        range                       Original
     +  Met target       2006       targets             Targets       Change
     x  Missed target   results     for 2006   Result   for 2007    from 2006
     -------------------------------------------------------------------------
     Consolidated
       Revenues         $8.681       $8.6 to     +     $9.175 to       6 to 7%
                        billion   $8.7 billion       $9.275 billion

       EBITDA(1)
        excluding
        charge for
        cash
        settlement
        feature for
        vested
        options in
        2007(2)         $3.590       $3.5 to     +     $3.725 to       4 to 7%
                        billion   $3.6 billion       $3.825 billion

       Earnings per
        share (EPS)
        - basic         $3.27    $2.40 to $2.60  ++     No target           -

       EPS excluding
        after-tax
        charge for
        cash settlement
        of options in
        2007(3)           -             -        -   $3.25 to $3.45  (1) to 6%

       Capital
        expenditures    $1.618       $1.5 to     x      $Approx.
                        billion   $1.55 billion      $1.75 billion          8%

       Free cash
        flow(4)         $1.600       $1.55 to    +      No target           -
                        billion   $1.65 billion
     -------------------------------------------------------------------------
     Wireline segment
      Revenue
      (external)        $4.823       $4.825 to   x     $4.85 to
                        billion   $4.875 billion     $4.9 billion      1 to 2%

       Non-ILEC(5)
        revenue      $657 million     $650 to    +      No target           -
                                    $700 million

       EBITDA
        excluding
        charge for
        cash
        settlement of
        vested options
        in 2007(2)      $1.839        $1.8 to    +      $1.775 to      (3) to
                        billion    $1.85 billion      $1.825 billion     (1)%

       Non-ILEC
        EBITDA        $32 million    $25 to $40  +      No target           -
                                      million

       Capital
        expenditures    $1.191       $1.05 to    x       Approx.     Unchanged
                        billion    $1.1 billion       $1.2 billion

       High-speed
        Internet
        subscriber                                                   Continued
        net additions   153,700      More than   ++     More than       strong
                                      100,000            135,000        growth
     -------------------------------------------------------------------------
     Wireless segment
      Revenue
       (external)       $3.858       $3.775 to   ++     $4.325 to
                        billion   $3.825 billion     $4.375 billion  12 to 13%

       EBITDA
        excluding
        charge for
        cash settlement
        of vested
        options in
        2007(2)         $1.751       $1.7 to     ++     $1.95 to
                        billion   $1.75 billion       $2.0 billion   11 to 14%

       Capital
        expenditures     $427         Approx.    ++      Approx.
                        million    $450 million       $550 million         29%

       Wireless
        subscriber
        net additions   535,200      More than   x      More than   3% or more
                                      550,000            550,000
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) Excluding an expense of $150 to $200 million in 2007 for a change to add a cash settlement choice for vested option, of which, $120 to $150 million is in wireline and $30 to $50 million is in wireless.
     (3) Excluding $0.30 to $0.40 for cash settlement of options in 2007.
     (4) See Section 11.2 Free cash flow.
     (5) Non-incumbent local exchange carrier.
     -------------------------------------------------------------------------


     The following key assumptions were made at the time the original targets for 2006 were announced on December 16, 2005.


     -------------------------------------------------------------------------
     Key assumption for 2006 targets    Actual result and impact on results
     -------------------------------------------------------------------------
     Canadian real GDP growth of 3.1%   2.7% (estimate). Canadian real GDP
                                        growth was lower than originally
                                        expected, although recent estimates
                                        showed very high growth rates in
                                        Alberta and B.C. The modestly lower
                                        national growth rate did not affect
                                        results significantly.

     Increased wireline competition     Confirmed. Examples of increased
     in both business and consumer      competition in the business market
     markets                            include bundling of web-based and
                                        information technology services with
                                        access, wireless and other data
                                        services. Increased competition in the
                                        consumer market with cable-TV phone
                                        sales was one factor in the 5.2%
                                        decrease in residential access lines
                                        in 2006.

     Canadian wireless industry market  Estimated at 4.6 percentage points.
     penetration gain would be          Market growth was at the low end of
     approximately five percentage      expectations and contributed to
     points                             achieving 3% fewer net additions of
                                        wireless subscribers than original
                                        targets.

     TELUS would record approximately   $67.8 million. A lower charge was
     $100 million of restructuring      recorded primarily as a result of the
     and workforce reduction charges    restructuring initiatives being
                                        implemented more efficiently than
                                        expected with a greater number of
                                        staff being redeployed to growth areas
                                        of the business and therefore not
                                        requiring severance costs.

     An effective income tax rate of    Approximately 24%. The tax rate was
     approximately 35%                  reduced by the revaluation of the
                                        future tax liability from the
                                        enactment of lower federal and
                                        provincial tax rates, elimination of
                                        the federal large corporations tax and
                                        reassessments relating to prior years.

     No prospective significant         Confirmed.
     acquisitions or divestitures and
     no change in foreign ownership
     rules

     Maintenance or improvement in      Confirmed. Moody's Investors Service's
     credit ratings                     placed its "Baa2" rating for TELUS
                                        under review for possible upgrade.
     -------------------------------------------------------------------------

     2.    Core business, vision and strategy


     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in
Section 10 of TELUS' 2006 first, second and third quarter Management's discussion and analyses, and this document.
     TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Activities during 2006 that supported the Company's six strategic imperatives include the following:

     Building national capabilities across data, IP, voice and wireless

     With a focus on key vertical market segments (energy sector, financial services, public sector and the healthcare industry), TELUS offers differentiated applications to win new business contracts. For example, in the healthcare sector, Ontario's Saint Elizabeth Health Care has contracted TELUS to deploy its IP network to deliver hosting, voice and data communications services. The Peterborough Regional Health Centre became the first to deploy TELUS' unique Integrated Bedside Terminal solution with an order for 500 units. The bedside terminals provide patients and their caregivers with clinical information, communication and entertainment on one interactive screen. TELUS also launched Wireless Physician, an all-in-one wireless medical database held in wireless devices that provides healthcare professionals with up-to-date drug and diagnostic information in the palm of their hand to save time and reduce errors.
     In the public sector, TELUS was selected by the Ontario Ministry of Government Services to provide, manage and supply its portfolio of network services including information technology security for the entire government network. The five-year contract is expected to generate approximately
$140 million of revenue. TELUS' network solution for the Government of Ontario is based on an IP platform that provides secure transmission and electronic sharing of information, and includes videoconferencing and web conferencing services.
     Indicative of TELUS' growing presence in Central Canada is the increase in team members from just over 300 people in early 2000 to almost 10,000 in Ontario and Quebec at the end of 2006.

     Focusing relentlessly on the growth markets of data, IP and wireless

     TELUS expanded the availability of its wireless high-speed service to 20 Canadian cities and regions in 2006 and to more than 35 in early 2007. Wireless high-speed services have typical download speeds of 400 to 700 kilobits per second, based on the CMDA 1xEVDO standard, the newest third generation (3G) wireless data technology available. TELUS also offers a variety of wireless high-speed PCS phones and data devices, providing customers with the ability to use them on TELUS' national 1X data network (which covers 92% of the Canadian population). In December 2006, wireless high-speed roaming was extended to 230 U.S. cities.
     TELUS introduced SPARK(TM), a new name for its portfolio of mobile entertainment, information and messaging services for consumers, and launched TELUS Mobile Music and TELUS Mobile Radio. The SPARK portfolio also includes TELUS Mobile TV, multimedia messaging, downloadable images, ringtones, videos and games, and new Web browser features, including search tools and a broad range of new online content.
     TELUS continued its targeted launch of TELUS TV service in selected neighbourhoods in B.C., Alberta and Eastern Quebec. Employee trials of TELUS TV began in Quebec. In addition, TELUS constructed a "head end" facility in B.C. to gather TV signals from dozens of satellites for transmission to customers in B.C. and Alberta. This new facility and the existing one in Edmonton both serve customers in the two provinces and provide back-up capability to each other in the event of an outage.

     Building integrated solutions that differentiate TELUS from its competitors

     TELUS announced in September 2006 that it intends to invest $600 million between 2007 and 2009 to enhance its broadband infrastructure. This investment will enable emerging high-speed Internet services and expand network coverage across British Columbia, Alberta and Eastern Quebec.
     TELUS' broadband project is an important investment, paving the way for additional gains in the competitive high-speed Internet market and emerging services including high-definition TELUS TV. The Company is installing advanced Internet equipment in more than 7,000 sites across its network and running fibre optic cable closer to customers' homes. Bringing fibre closer to homes is expected to provide Internet access speeds of 15 to 30 megabits per second and beyond.
     The broadband project complements a rural capital investment program to bring high-speed Internet services to more than 450 additional remote communities in British Columbia, Alberta, and Eastern Quebec by 2010. Certain of these initiatives are eligible to be recognized for deferral account treatment. See the related discussion in Section 7.8, Subsection - Commitments and contingent liabilities - Price cap deferral accounts.

     Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     Under a previously announced agreement with the Government of B.C., TELUS has completed construction of fibre to distribution points in 113 remote communities in British Columbia, which enables future provision of high-speed Internet service to these communities by regional or community-based Internet service providers. An additional five communities specified in the agreement are expected to be connected in early 2007.
     In August 2006, TELUS and Amp'd Mobile, Inc. announced an exclusive relationship for the sale and distribution of Amp'd branded services in Canada. As a result, Amp'd Mobile's highly interactive and customized mobile entertainment, information and messaging services are currently expected to be offered in Canada operating on TELUS' wireless high-speed network in the second quarter of 2007. Under the terms of the Licensing and Services Agreement, Amp'd Mobile will be responsible for bringing unique entertainment content to TELUS' subscribers as well as providing optimized handsets capable of fast download speeds. TELUS will manage sales and distribution, billing, client care, network operations and pricing. TELUS will have the exclusive right to use Amp'd trademarks, premium data services, handsets and content delivery platforms in Canada. This represents an opportunity for TELUS to more effectively reach the high-value young adult (18 to 35) market with Amp'd Mobile's highly differentiated, premium data and content centric services. TELUS Ventures, the strategic venture investment division of TELUS, also made a U.S. $7.5 million equity investment in Amp'd Mobile, Inc., which is headquartered in California.

     Going to the market as one team under a common brand, executing a single strategy

     TELUS continues to make progress toward merging into a single customer-oriented organization that is focused on being one team and defined by one national brand. The TELUS logo replaced the logos of TELUS Mobility(R), TELUS Quebec(R), TELUS Partner Solutions and TELUS Business Solutions where they appeared in the marketplace and internally across the company. The adoption of one TELUS logo reinforces the strength of the TELUS brand and advances the Company's corporate brand strategy as it pertains to an integrated and differentiated approach in the marketplace.

     Investing in internal capabilities to build a high performance culture and efficient operations

     As the Company implemented the new collective agreement signed in late 2005, it began to realize the benefits - aligning systems and processes, integrating business units, and focusing on its core business. TELUS' operating efficiency initiatives fall into three broad categories: outsourcing of non-core or peak-load work; consolidation of offices and call centers; and process improvement and automation.
     With respect to outsourcing, TELUS has fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting. As a result of these outsourcing initiatives, approximately 250 employees have either accepted an offer of redeployment or a voluntary departure package.
     With respect to office consolidation, to achieve greater efficiency and improve customer service, management has rationalized a number of offices into larger centres, including the consolidation of the retail office and call centre in Victoria into Calgary and Edmonton, as well as consolidation of the conference operation into the Lower Mainland of B.C. Additionally, management has completed the consolidation of two field dispatch centers in Greater Vancouver into Calgary. Through these initiatives, approximately 525 employees have either accepted an offer of redeployment or a voluntary departure package. The Company is also transforming to a more variable cost structure through the increased use of temporary employees, which management expects to allow better synchronization of resources with variable customer demand.
     In the area of process improvement and automation, TELUS continues to focus on streamlining functional area processes, which includes building on the learnings from the deployment of management team during the 2005 labour disruption. Examples include automating directory listing functions and making process improvements in business support functions, such as human resources.
     TELUS is experiencing short conventional payback periods with respect to office and call centre consolidations, whereas in the area of outsourcing activities, implementation takes longer and paybacks can extend over several years. It should be noted, however, that all such initiatives are expected to provide positive economic returns.
     In addition, two new collective agreements in the province of Quebec were negotiated and ratified in 2006. In the first quarter of 2006, TELUS Quebec and the Syndicat des agents de maitrise de TELUS concluded negotiations for a new collective agreement covering more than 500 professional and supervisory employees. This one-year agreement came into effect on April 1. In July, TELUS Quebec and Syndicat quebecois des employes de TELUS reached an agreement, which was ratified at the end of August. The agreement covers more than 1,000 office, clerical and technical employees, and is effective until the end of 2009.


     3.    Key performance drivers


     Management developed new corporate priorities for 2006 to advance its industry-leading strategy, achieve meaningful commercial differentiation in the markets, capitalize on the technology convergence of wireless and wireline, and drive continued operating efficiency and effectiveness. The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first, second and third quarter Management's discussion and analyses, and this document.


     -------------------------------------------------------------------------
            2006 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------

     Advance TELUS' leadership in the consumer market

     - TELUS expanded wireless high-speed (EVDO) service to more than 20 communities across Canada. Combined with the newest portable communications devices, TELUS is delivering innovative mobile data and entertainment solutions.
     - TELUS introduced SPARK, a new name for its portfolio of mobile entertainment, information and messaging services for consumers. These services include TELUS Mobile Music, TELUS Mobile Radio, TELUS Mobile TV and Apnes Des, a South Asian entertainment service featuring video, news and sports.
     - To reaffirm the Company's commitment to excellent customer service TELUS launched three Future Friendly Promises to mobile clients: a dependable network, fast client service and new phone offers. The success of this program is evident by TELUS' churn rates that are among the lowest in North America.
     - A three-year, $600 million investment program to enhance TELUS' broadband network in B.C., Alberta and Eastern Quebec was announced, paving the way for emerging services such as high-definition TELUS TV.
     - TELUS TV services were rolled into select neighbourhoods in the Lower Mainland of B.C., delivering 100% digital TV to consumers. In addition, employee trials of TELUS TV service began in Eastern Quebec.
     - Compelling high-speed Internet (ADSL) promotions helped TELUS achieve 153,700 net additions of Internet subscribers in 2006, which outpaced a major cable-TV competitor.
     - Implemented community-focused general manager positions across B.C., Alberta and Quebec to improve consumer and business service delivery.
     - The Company expanded ADSL service to 117 rural neighbourhoods in Quebec in preparation for the 2007 consumer launch of TELUS TV and continued growth in TELUS' share of the Quebec market.

     Advance TELUS' position in the business market

     - A five-year, $140 million contract was won with the Government of Ontario to provide fully managed network access services.
     - Several other multi-million dollar contracts were also secured, including those with the Alberta Treasury Branches Financial, Consumer Impact Marketing and Finning International.
     - The business brand "Backed by TELUS" was launched and innovative solutions were introduced, including the TELUS Business One(R) bundle, TELUS SafetyNet(TM) service, Wireless Physician, Integrated Bedside Terminal, Crisis Management Conferencing and Wireless Field Ticketing. In addition, the portfolio of wireless solutions was expanded, including wireless high-speed services, Push To Talk service and GPS solutions.
     - TELUS strengthened its capabilities by acquiring Assurent Secure Technologies, a world-leading Canadian information technology security services company. TELUS' security solution AssureLogic received the globally recognized NSS Approved certification.

     Advance TELUS' position in the wholesale market

     - TELUS was recognized for the fourth time by The Paisley Group as a leader in directory assistance services, and was named number one in Canada and number two in the U.S.

     Drive improvements in productivity and service excellence

     - TELUS successfully launched a pilot conversion for a sample set of more than 20,000 Alberta customers, as part of a major billing system development project.
     - In major centres in B.C. and Alberta, TELUS increased the proportion of installation and repair appointments offered to customers on a two-hour or four-hour window basis.
     - More than 1200 field technicians were trained to promote and provide additional services during installation and repair visits, as part the TELUS Solutions Program, generating additional sales.
     - TELUS opened a new centre of excellence in Montreal to align tier 1 and tier 2 technical support operations for small business, and to consolidate call centre entry points from four to one, providing quicker resolution of issues and bilingual support.
     - TELUS aligned the human resources, finance, logistics and project management systems and processes of TELUS Quebec, TELUS Solutions d'Affaires and the eastern operations of TELUS Mobility.
     - TELUS launched "Habitat," an integrated, bilingual portal for all team members across Canada.

     Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry

     - Through periodic electronic surveys of employees, known as pulse check, TELUS obtains crucial feedback about the business. In the latest survey, notable improvements were measured in team member engagement, pride and outlook for the future.
     - On September 30, more than 5,000 TELUS team members, alumni and family across Canada volunteered their time and energy to 1,400 of volunteer projects and activities as part of the TELUS National Day of Service.
     - TELUS, its team members and retirees pledged $5.5 million in the 2006 Dollars for Dollars campaign, which will be distributed in 2007 to Canadian charities.
     - In 2006, TELUS held more than 150 external recruiting events to attract talented new team members to the Company at all levels across many disciplines. The events included job fairs, information sessions, academic sponsorships and innovative canvassing efforts.
     - TELUS' brand was showcased through hosting of events such as the TELUS Skins and TELUS World Ski and Snowboard Festival.
     - For the third consecutive year, TELUS was awarded with a Thomson Illuminati award for worldwide excellence in employee learning programs and practices.
     - The Company launched the TELUS Community Ambassadors(TM) program giving support to team members and alumni for programs such as those that supply backpacks of schools supplies to children in need.
     - The Company now has seven fully functional TELUS Community Boards, which consist of external community leaders who help direct annual donations of $3.5 million to worthwhile causes in seven cities across Canada.
     -------------------------------------------------------------------------

     4.    Capability to deliver results

     4.1   Principal markets addressed and competitors
     -------------------------------------------------------------------------
     National wireless services for consumers and businesses
     -------------------------------------------------------------------------
       TELUS has facilities-based services with access to approximately 95% of Canadian population, operating a CDMA network with state-of-the-art high-speed EVDO (evolution data optimize) in major centres, and iDEN-based Push To Talk service focused on the commercial marketplace.

       Competition includes: (i) facilities-based competitors such as Rogers Wireless and Bell Mobility, nationally, and wireless offerings by various regional telcos including SaskTel and MTS Mobility; and
       (ii) resellers of Bell and Rogers networks, such as the Virgin Mobile Group, 7-Eleven and certain cable-TV companies.
     -------------------------------------------------------------------------
     National wireline business services
     -------------------------------------------------------------------------
       TELUS has an IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec. Access services and certain competitive digital network access services are subject to rate regulation in these incumbent territories. Operations in non-incumbent areas of Ontario and Quebec are not rate regulated. Managed solutions, such as the provision of human resources outsourcing services to business customers, are offered nationally. Wholesale services are provided to telecommunications carriers, resellers, Internet service providers (ISPs), wireless communications companies, competitive local access providers and cable-TV operators.

       Competition for voice and data communications services includes Bell Canada and Manitoba Tel (Allstream) competing with their own national infrastructures, and others such as Navigata (owned by SaskTel), as well as substitution to wireless services including those offered by TELUS. Competitors for managed solutions include system integrators CGI, EDS and IBM.
     -------------------------------------------------------------------------
     Wireline consumer services in incumbent territories
     -------------------------------------------------------------------------
       TELUS has access to virtually every urban and rural home in its incumbent territories in B.C., Alberta and Eastern Quebec. Through an extensive switched network and significant investment in Internet infrastructure, the Company provides local, long distance, and Internet services. The Company also has broadcasting distribution licences to offer digital television services in select communities across its incumbent territories, and licences to offer commercial video-on-demand services. A staged neighbourhood-by-neighbourhood rollout of TELUS TV services is underway.

       Competition includes: (i) substitution of wireless services, including TELUS' own wireless offerings, for local and long distance services;
       (ii) cable-TV providers Shaw Communications Inc. in B.C. and Alberta, and Cogeco Cable Inc. in Eastern Quebec, which have access to most urban and suburban homes, and provide Internet, entertainment and VoIP-based telephony services; (iii) Rogers Communications, Navigata, Primus, Vonage, Bell Canada and various others that collectively offer local service, Internet and long distance services; and (iv) satellite-based entertainment and Internet services.
     -------------------------------------------------------------------------

     4.2   Operational capabilities

           Regulation


     Less than one-third of the Company's revenues are from wireline segment regulated services and subject to CRTC price regulation. None of the Company's wireless segment revenues are currently subject to CRTC regulation. Wireline regulated services include residential and business services in incumbent local exchange carrier (ILEC) regions, competitor services and payphone services. Services that are forborne from regulation include non-incumbent local exchange carrier (non-ILEC) services, long distance services, Internet services, international telecommunications services, inter-exchange private line services, certain data services, and the sale of customer premises equipment.
     Major areas of regulatory review in 2007 include the framework for forbearance from regulation of local exchange services, price cap regulation, high-speed intra exchange digital services, and the use of funds in ILEC's deferral accounts.
     There has been some speculation that Industry Canada may encourage additional competition through a spectrum auction, expected in 2008, by capping the amount of spectrum any one provider can purchase or setting spectrum aside for a new entrant. See Section 10.1 Regulatory - Future availability of wireless spectrum.


           Development of a new billing system in the wireline segment


     The development of a new wireline billing system progressed in 2006. The development includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. In the third quarter of 2006, the Company successfully implemented a pilot conversion for a sample set of customers. A commercial launch of the converged billing system platform for consumer customers is expected to progress in 2007, with additional phases of conversion planned over the next few years. See Section 10.2 Process risks.


     4.3   Liquidity and capital resources


     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis.


           Capital structure financial policies


     The Company's objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.
     In the management of capital, the Company includes shareholders' equity, long-term debt (including any associated hedging assets or liabilities), cash and temporary investments and securitized accounts receivable in the definition of capital.
     The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm's-length securitization trust. In its annual Management's discussion and analysis, management describes its financing plan. The results of TELUS' 2006 financing plan are presented in the table below.
     The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring and workforce reduction costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures.


           Liquidity and financing


     At December 31, 2006, TELUS had access to undrawn credit facilities of more than $1.4 billion. The Company believes it has sufficient capability to fund its requirements from these facilities and expected cash flow from operations. The following table describes the status of TELUS' financing plan.


     -------------------------------------------------------------------------
     2006 financing plan and results
     -------------------------------------------------------------------------
     TELUS' 2006 financing plan is to use free cash flow generated by its business operations to:
     -------------------------------------------------------------------------
     - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

         The Company's NCIB program was renewed effective December 20, 2006 and with an expiry of December 19, 2007. During 2006, approximately
         5.5 million Common Shares and 10.9 million Non-Voting Shares were repurchased for cancellation for a total outlay of approximately $800 million. Between December 20, 2004 and December 31, 2006, the Company repurchased approximately 16 million Common Shares and 23 million Non-Voting Shares for a total outlay of $1.77 billion under three NCIB programs. See Section 7.3 Cash used by financing activities.

     -   Pay dividends

         Quarterly dividends of 27.5 cents per share were paid in 2006 for an annual total of $1.10. The declared dividend for the fourth quarter of 2006, payable on January 1, 2007, was 37.5 cents per share, an increase of 36.4% .

     -   Retain cash-on-hand for corporate purposes

         The $500 million balance of securitized accounts receivable was unchanged at December 31, 2006 when compared to one year earlier. During 2006, the balance varied between $325 million and $535 million.

         Amounts outstanding under the three-year credit facility and other bank facilities were $121 million at December 31, a decrease of
         $21 million from December 31, 2005.
     -------------------------------------------------------------------------
     Other financing objectives included:
     -------------------------------------------------------------------------
     -   Maintain a minimum $1 billion in unutilized liquidity

         TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at December 31, 2006.

     - Maintain position of fully hedging foreign exchange exposure for indebtedness

         In contemplation of the planned refinancing of the 2007 (U.S. dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million.

     - Give consideration to refinancing all or a portion of U.S dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

         Concurrently with the above, in May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes, which mature in 2013. In contemplation of the planned refinancing of the U.S. $1.17 billion of debt maturing June 1, 2007, the Company had entered into forward starting interest rate swap agreements during 2006 that, as at December 31, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt.

     - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of "BBB+" to "A-," or the equivalent, in the future

         Investment grade credit ratings from the four rating agencies that cover TELUS were maintained. The ratings assigned by three credit rating agencies are currently within TELUS' desired range, while Moody's Investors Service's "Baa2" rating for TELUS (equivalent to "BBB") is one position below TELUS' desired range. In November 2006, Moody's placed its rating for TELUS under review for possible upgrade.
     -------------------------------------------------------------------------

     5.    Results from operations

     5.1   General


     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker).


     5.2   Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions,
      except per share amounts)         2006 Q4   2006 Q3   2006 Q2   2006 Q1
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,234.3   1,200.3   1,189.9   1,198.6
       Wireless segment                 1,020.3   1,010.4     945.3     881.9
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,254.6   2,210.7   2,135.2   2,080.5
       Operations expense               1,368.6   1,245.8   1,207.4   1,201.1
       Restructuring and workforce
        reduction costs                     7.9      12.5      30.7      16.7
     -------------------------------------------------------------------------
     EBITDA(1)                            878.1     952.4     897.1     862.7
       Depreciation                       353.2     325.8     335.2     339.2
       Amortization of intangible assets   53.9      57.5      46.9      63.9
     -------------------------------------------------------------------------
     Operating income                     471.0     569.1     515.0     459.6
       Other expense (income)              10.1       4.0       9.6       4.3
       Financing costs                    133.6     116.6     127.5     127.0
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            327.3     448.5     377.9     328.3
       Income taxes                        89.7     126.5      18.7     116.1
       Non-controlling interests            1.4       2.4       2.6       2.1
     -------------------------------------------------------------------------
     Net income                           236.2     319.6     356.6     210.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income per Common Share and
      Non-Voting Share
       - basic                             0.70      0.94      1.03      0.60
       - diluted                           0.69      0.92      1.02      0.60
     Dividends declared per Common Share
      and Non-Voting Share                0.375     0.275     0.275     0.275
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions,
      except per share amounts)         2005 Q4   2005 Q3   2005 Q2   2005 Q1
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,209.9   1,198.6   1,216.5   1,222.2
       Wireless segment                   876.8     864.2     802.0     752.5
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,086.7   2,062.8   2,018.5   1,974.7
       Operations expense               1,316.8   1,221.5   1,146.1   1,109.1
       Restructuring and workforce
        reduction costs                    35.5       1.6       7.4       9.4
     -------------------------------------------------------------------------
     EBITDA(1)                            734.4     839.7     865.0     856.2
       Depreciation                       346.2     335.6     330.9     329.9
       Amortization of intangible assets   67.0      73.6      68.2      72.3
     -------------------------------------------------------------------------
     Operating income                     321.2     430.5     465.9     454.0
       Other expense (income)               9.3       7.1       0.5       1.5
       Financing costs                    171.7     144.8     168.2     138.4
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            140.2     278.6     297.2     314.1
       Income taxes                        58.8      86.9     106.0      70.3
       Non-controlling interests            2.9       1.6       1.7       1.6
     -------------------------------------------------------------------------
     Net income                            78.5     190.1     189.5     242.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income per Common Share and
      Non-Voting Share
       - basic                             0.22      0.53      0.53      0.67
       - diluted                           0.22      0.53      0.52      0.66
     Dividends declared per Common Share
      and Non-Voting Share                0.275      0.20      0.20      0.20

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     -------------------------------------------------------------------------

     The trend in consolidated Operating revenues continues to reflect strong growth in wireless revenue, which is a record quarterly amount for TELUS in the fourth quarter of 2006. In addition, wireline revenue for the fourth quarter of 2006 is the highest quarterly amount in four years. Wireless revenue growth is due to increasing ARPU as well as a growing subscriber base. ARPU, in turn, is growing due to increasing provision and adoption of wireless data services, which is more than offsetting the decline in voice ARPU. The trend also reflects growth in wireline segment data revenue, while wireline voice local and long distance revenues are decreasing. In addition to continued substitution to wireless services, the impact from increased competition from VoIP competitors and resellers on wireline revenues became apparent in 2006. Decreases in long distance revenues are consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). Wireline revenues until May 31, 2006 include the generally negative effect of regulatory price cap decisions.
     Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.
     The trend in Operating income was affected by temporary net expenses leading up to and resulting from an extended labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately $16 million, $65 million and $52 million, respectively, for the second, third and fourth quarters of 2005. Restructuring and workforce reduction charges varied by quarter, depending on the progress of ongoing initiatives underway. Depreciation expense in the fourth quarter of 2006 includes a provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. Amortization of intangible assets is decreasing as several software assets have been fully amortized. Amortization expenses in the second quarter and fourth quarter of 2006 were reduced by approximately $12 million and $5 million, respectively, for investment tax credits following a determination of eligibility by a revenue authority relating to assets capitalized in prior years that are now fully amortized.
     Within Financing costs, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption (including $17.5 million in the second quarter of 2005 and $7.8 million in the fourth quarter of 2006 - see Section 10.3 Litigation and legal matters); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in 2006. Financing costs are net of varying amounts of interest income.
     The trend in Net income and earnings per share reflect the items noted above as well as a second quarter 2006 future income tax reduction arising from enacted income tax rate reductions and the elimination of federal large corporations tax. The trend was also affected by tax adjustments and related interest for prior periods; the larger quarterly amounts were approximately $20 million or six cents per share in the fourth quarter of 2006, approximately $30 million (nine cents per share) in the third quarter of 2006, approximately $115 million (33 cents per share) in the second quarter of 2006, approximately $17 million (five cents per share) in the third quarter of 2005 and approximately $54 million (15 cents per share) in the first quarter of 2005.


     5.3   Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions             Quarters ended              Years ended
      except EBITDA               December 31               December 31
      margin)               2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Operating revenues  2,254.6  2,086.7    8.0 %  8,681.0  8,142.7    6.6 %
     Operations expense  1,368.6  1,316.8    3.9 %  5,022.9  4,793.5    4.8 %
     Restructuring and
      workforce reduction
      costs                  7.9     35.5  (77.7)%     67.8     53.9   25.8 %
     -------------------------------------------------------------------------
     EBITDA(1)             878.1    734.4   19.6 %  3,590.3  3,295.3    9.0 %
     Depreciation          353.2    346.2    2.0 %  1,353.4  1,342.6    0.8 %
     Amortization of
      intangible assets     53.9     67.0  (19.6)%    222.2    281.1  (21.0)%
     -------------------------------------------------------------------------
     Operating income      471.0    321.2   46.6 %  2,014.7  1,671.6   20.5 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA margin (%)(2)   38.9     35.2    3.7       41.4     40.5    0.9
                                             pts                        pts

     Total employees at
      end of period                                  31,955   29,819    7.2 %
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) EBITDA margin is EBITDA divided by Operating revenues.

     -------------------------------------------------------------------------


     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

     Operating revenues

     Consolidated Operating revenues increased by $167.9 million and $538.3 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. The increase was due to growth in wireless revenues and wireline data revenues, which exceeded erosion in wireline voice local and long distance revenues.

     Operations expense

     Consolidated operations expense increased by $51.8 million and $229.4 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. Operations expenses in the fourth quarter and full year of 2005 included net labour disruption expenses of approximately $52 million and $133 million, respectively, which were primarily in the wireline segment. Excluding labour disruption impacts, consolidated operations expenses increased primarily due to growth in the wireless segment and increased wireline advertising, promotions, costs of sales, and full year restructuring charges. The net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.
     The number of employees increased by 7.2% reflecting growth in the wireless segment and TELUS' wireline international call centre operations.

     Restructuring and workforce reduction costs

     Restructuring and workforce reduction costs decreased by $27.6 million in the fourth quarter of 2006, when compared to the same period in 2005, due to delay in implementation of certain initiatives until the end of the labour disruption in late November 2005. Restructuring and workforce reduction costs were $67.8 million in 2006, an increase of $13.9 million when compared to 2005. The Company's estimate of restructuring and workforce reduction costs in 2007, which arises from its competitive efficiency program and includes the continued integration of wireline and wireless operations, does not currently exceed $50 million.


           General


     In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at December 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods. On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and is a component of the Company's competitive efficiency program.
     In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness. For the year ended December 31, 2006, $37.9 million of restructuring and workforce reduction costs were recorded in respect of these smaller initiatives.
     Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. In 2006, $17.7 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at December 31, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.
     Continuing with its competitive efficiency program for the integration of wireline and wireless operations, $12.2 million of restructuring and workforce reduction costs were recorded for the year ended December 31, 2006 in respect of this initiative and were included with general programs initiated in 2006.


           Office closures and contracting out


     In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximate 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2006.
     Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximate 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)
     As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

     EBITDA

     EBITDA increased by $143.7 million and $295.0 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. Excluding labour disruption expense impacts in 2005, consolidated EBITDA increased in the fourth quarter and full year of 2006 by approximately $91 million and $162 million, respectively. The increases were due primarily to growth in the wireless segment, partly offset by decreases in wireline segment EBITDA.

     Depreciation and amortization expenses

     Depreciation expense increased by $7.0 million and $10.8 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. The increases primarily reflected a fourth quarter provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets upon integration of financial systems, partly offset by a reduction in expense as more assets are fully depreciated.
     Amortization of intangible assets decreased by $13.1 million and $58.9 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, primarily as a result of several software assets becoming fully amortized. The decrease included approximately $5 million and $17 million, respectively, in the fourth quarter and full year of 2006, to recognize investment tax credits following a determination of eligibility by a revenue authority, for assets capitalized in prior years that are now fully amortized.

     Operating income

     Operating income increased by $149.8 million and $343.1 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, due primarily to growth in EBITDA and reduced amortization of intangible assets, as described above.

     Other income statement items

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
     Other expense, net           December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            10.1      9.3    8.6 %     28.0     18.4   52.2 %
     -------------------------------------------------------------------------


     Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $5.6 million and $18.0 million, respectively, in fourth quarter and full year of 2006, as compared to $4.2 million and $7.3 million, respectively, in the same periods in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale). For the full year of 2006, net gains on the sale of investments and real estate in 2006 exceeded net gains in 2005, and charitable donations increased.

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
     Financing costs              December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Interest on long-
      term debt:
       Before estimates
        for settlement
        of a lawsuit       125.0    146.0  (14.4)%    499.0    618.0  (19.3)%
       Estimates for
        settlement of a
        lawsuit              7.8        -    n.m.       9.0     17.5  (48.6)%
     Interest on short-
      term debt and other   (0.3)     3.0    n.m.       2.6      8.2  (68.3)%
     -------------------------------------------------------------------------
     Interest on long-
      term debt, short-
      term obligations
      and other            132.5    149.0  (11.1)%    510.6    643.7  (20.7)%
     Loss on debt
      redemption               -     33.5 (100.0)%        -     33.5 (100.0)%
     Foreign exchange
      losses (gains)         1.9      1.6   18.8 %      6.4      4.6   39.1 %
     Interest income        (0.8)   (12.4)  93.5 %    (12.3)   (58.7)  79.0 %
     -------------------------------------------------------------------------
                           133.6    171.7  (22.2)%    504.7    623.1  (19.0)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interest on long-term debt, excluding estimates to settle a lawsuit, decreased by $21.0 million and $119.0 million, respectively, in the fourth quarter and full year of 2006, when compared with same periods in 2005. The decrease was due primarily to early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, for which a $33.5 million loss on redemption was recorded in 2005. The decrease for the full year of 2006 was also due to the conversion/redemption of convertible debentures in the second quarter of 2005. Amounts totalling $26.5 million were recorded in 2005 and 2006 in respect of court decisions in a lawsuit related to a 1997 BC TEL bond redemption matter. See Section 10.3 Litigation and legal matters. Debt, measured as the sum of Long-term debt, current maturities and the net deferred hedging liability, was $5,767 million at December 31, 2006, as compared to $5,803 million on December 31, 2005.
     Increased interest expense associated with the May 2006 public issue of $300 million of Notes was offset by a reduction in interest expense resulting from replacement of certain previous cross currency interest rate swap agreements associated with 2007 (U.S. dollar) Notes. The replacement swaps have a lower effective fixed interest rate as well as a more favourable effective fixed exchange rate. TELUS' hedging program using cross currency swaps continues for its 2007 and 2011 U.S. dollar Notes.
     Interest income decreased by $11.6 million and $46.4 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, due primarily to: (i) lower cash and temporary investments as available cash balances were used for the December 2005 debt redemption; and (ii) recognition of greater tax refund interest in 2005.

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
     Income taxes                 December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Blended federal
      and provincial
      statutory income
      tax based on net
      income before tax    109.3     47.5  130.1 %    497.3    352.3   41.2 %
     Revaluation of future
      tax liability for
      change in statutory
      tax rates                -      7.7      -     (107.0)    (5.1)     -
     Tax rate differential
      on, and consequential
      adjustments from,
      reassessments for
      prior years          (16.4)    (1.9)     -      (40.3)   (13.9)     -
     Changes in estimates
      of available
      deductible
      differences in
      prior years              -        -      -          -    (37.5)     -
     Other and large
      corporations tax      (3.2)     5.5      -        1.0     26.2      -
     -------------------------------------------------------------------------
                            89.7     58.8   52.6 %    351.0    322.0    9.0 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory                  (0.5)                      (0.6)
      tax rates (%)         33.4     33.9    pts       33.6     34.2    pts
     Effective tax                         (14.5)                      (7.6)
      rates (%)             27.4     41.9    pts       23.7     31.3    pts
     -------------------------------------------------------------------------


     The increase in the blended federal and provincial statutory income tax expense in the fourth quarter and full year of 2006, when compared with the same periods in 2005, relates primarily to respective increases of 133.5% and 43.9% in income before taxes. The blended federal and provincial tax rate for 2006 decreased from 2005 due primarily to a reduction to general corporate income tax rates on income taxed in Alberta effective April 1, 2006, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006.
     The revaluation of net future income tax liabilities in 2006 arose from the second quarter enactment of both lower federal tax rates for future years and lower Alberta tax rates. The federal large corporations tax was eliminated effective January 1, 2006. Reductions in tax expense also resulted from reassessments for prior years and, in 2005, from changes in estimates of available deductible differences in prior years.
     Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.

     -------------------------------------------------------------------------
     Non-controlling            Quarters ended              Years ended
      interests                   December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                             1.4      2.9  (51.7)%      8.5      7.8    9.0 %
     -------------------------------------------------------------------------


     Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -       Quarters ended              Years ended
      wireline segment            December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Voice local           527.5    536.7   (1.7)%  2,119.8  2,174.1   (2.5)%
     Voice long distance   197.7    212.0   (6.7)%    810.3    888.4   (8.8)%
     Data                  435.0    399.8    8.8 %  1,642.5  1,533.4    7.1 %
     Other                  74.1     61.4   20.7 %    250.5    251.3   (0.3)%
     -------------------------------------------------------------------------
     External operating
      revenue            1,234.3  1,209.9    2.0 %  4,823.1  4,847.2   (0.5)%
     Intersegment
      revenue               26.5     23.0   15.2 %     98.3     90.4    8.7 %
     -------------------------------------------------------------------------
     Total operating
      revenue            1,260.8  1,232.9    2.3 %  4,921.4  4,937.6   (0.3)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ----------------------------------------------

     Network access lines     As at December 31
     (000s)                 2006     2005   Change
                         --------------------------
     Residential network
      access lines         2,775    2,928   (5.2)%
     Business network
      access lines         1,773    1,763    0.6 %
                         -------- -------- --------
     Total network access
      lines(1)             4,548    4,691   (3.0)%

                                                   ---------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
                            2006     2005   Change     2006     2005   Change
                         -----------------------------------------------------
     Change in residential
      network access lines   (34)     (24) (41.7)%     (153)    (110)  39.1 %
     Change in business
      network access lines     3        6  (50.0)%       10       (7)   n.m.
                         -------- -------- -------- -------- -------- --------
     Change in total
      network access
      lines(1)               (31)     (18) (72.2)%     (143)    (117) (22.2)%
     -------------------------------------------------------------------------
     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately
         9 thousand from residential to business; no change was recorded in total access lines.
     -------------------------------------------------------------------------


     ----------------------------------------------

     Internet subscribers     As at December 31
     (000s)                 2006     2005   Change
                         --------------------------
     High-speed Internet
      subscribers          916.7    763.1   20.1 %
     Dial-up Internet
      subscribers          194.1    236.1  (17.8)%
                         -------- -------- --------
     Total Internet
      subscribers(2)     1,110.8    999.2   11.2 %

                                                   ---------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
                            2006     2005   Change     2006     2005   Change
                         -----------------------------------------------------
     High-speed Internet
      net additions         44.4     27.0   64.4 %    153.7     73.4  109.4 %
     Dial-up Internet
      net reductions       (11.4)   (13.7)  16.8 %    (42.1)   (45.5)   7.5 %
                         -------- -------- -------- -------- -------- --------
     Total Internet
      subscriber net
      additions             33.0     13.3  148.1 %    111.6     27.9    n.m.
     -------------------------------------------------------------------------
     (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
     -------------------------------------------------------------------------


     Wireline segment revenues increased by $27.9 million in the fourth quarter and decreased by $16.2 million in the full year of 2006, when compared with the same periods in 2005.


     - Voice local revenue decreased by $9.2 million and $54.3 million, respectively, in the fourth quarter and full year of 2006 when compared with the same periods in 2005. The decreases were due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers, partly offset by increased managed voice local services for business. In addition, the decrease for the full year includes the impact of one-time regulatory recoveries of approximately
         $13 million recorded in the first quarter of 2005.

         Residential line losses include the effect of increased competition from resellers, VoIP competitors including cable-TV companies, technological substitution to wireless services, and a lower number of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet service. In 2006, competitors' cable telephony was introduced in more places within TELUS' incumbent regions including Fort McMurray, Rimouski and Vancouver, while in 2005 cable telephony was available in Calgary (February 2005), Edmonton (April 2005) and Victoria (October 2005). Total business lines increased in 2006 as growth in non-incumbent regions exceeded competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier (ILEC) regions. Business lines losses in 2005 included the loss of a large wholesale business customer.

     - Voice long distance revenues decreased by $14.3 million and $78.1 million, respectively, in the fourth quarter and full year of 2006 when compared with the same periods in 2005. The decreases were due primarily to lower consumer and retail business minute volumes and prices, consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). In September 2006, the Company introduced a simpler set of domestic, North American and international long distance calling plans directly targeted to the usage patterns of customers. The plans are for various usage levels combining set per-minute rates with monthly subscription fees and are designed to help retain and win back customers. Improved winback levels were achieved in the fourth quarter.

     - Wireline segment data revenues increased by $35.2 million and $109.1 million, respectively, in the fourth quarter and full year of 2006 when compared with the same periods in 2005. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased. Basic data services and data equipment sales decreased, partly offset by increased broadcast and videoconferencing sales and services.

         The improvement in high-speed Internet subscriber net additions during 2006 was due partly to new promotions, resulting in increased gross additions particularly for premium Internet services, which have a higher monthly rate. In addition, deactivations of existing customers of high-speed Internet decreased. In contrast, the second half of 2005 was constrained by a labour disruption that limited installation activity.

     - Other revenue increased by $12.7 million in the fourth quarter of 2006 and decreased by $0.8 million for the full year of 2006 when compared with the same periods in 2005. The increase in the fourth quarter was primarily due to lower quality of service rate rebates due to improvement in retail and competitor service levels in 2006 as compared to 2005 when the labour disruption adversely affected service levels. The Company applied to the CRTC in 2006 for an exclusion from quality of service rate rebates related to the 2005 labour disruption and severe flooding events; a decision by the CRTC on the exclusion application is expected in 2007. Voice equipment sales also increased in the fourth quarter, but were slightly lower for the full year. In addition, the full year of 2006 included a negative adjustment for reduced co-location DC power rates mandated by the CRTC to be retroactive to November 2000 (Telecom Decision 2006-42-1).

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.


     Total external operating revenue included non-ILEC revenues of $171.8 million and $656.9 million, respectively, in the fourth quarter and full year of 2006, representing increases of 4.0% when compared with the same periods in 2005. The increases were primarily due to growth in enhanced data and managed workplace service revenues. Voice local revenues increased modestly, while voice and data equipment sales decreased. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment          Quarters ended              Years ended
     ($ millions,                 December 31               December 31
      except employees)     2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs        441.7    381.3   15.8 %  1,688.7  1,612.8    4.7 %
     Other operations
      expenses             367.3    407.2   (9.8)%  1,331.8  1,418.6   (6.1)%
     -------------------------------------------------------------------------
     Operations expense    809.0    788.5    2.6 %  3,020.5  3,031.4   (0.4)%
     Restructuring and
      workforce reduction
      costs                  5.2     35.5  (85.4)%     61.6     53.9   14.3 %
     -------------------------------------------------------------------------
     Total operating
      expenses             814.2    824.0   (1.2)%  3,082.1  3,085.3   (0.1)%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total employees at
      end of period(1)                               24,228   22,888    5.9 %
     -------------------------------------------------------------------------

     (1) The number of employees in TELUS' international call centres was approximately 4,890 on December 31, 2006 and 3,320 on December 31, 2005.

     -------------------------------------------------------------------------


     Total operating expenses decreased by $9.8 million and $3.2 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. Operations expenses excluding labour disruption impacts in 2005 increased by approximately $70 million and $122 million due primarily to increased advertising and promotion activity and cost of sales for higher subscriber loadings for Internet services. For the full year of 2006, network support and maintenance activities increased due to the use of contractors for in the first quarter, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service. Quality-of-service metrics defined by the CRTC improved during 2006. Excluding employment at international call centres, the number of employees at December 31, 2006 decreased by approximately 230, when compared to one year earlier.


     - Salaries, benefits and employee-related expenses increased by $60.4 million and $75.9 million, respectively, in the fourth quarter and full year of 2006 when compared with the same periods in 2005. The increase was mainly a result of lower net expenses recorded in 2005 because of the labour disruption that lasted from late July to late November.

     - Other operations expenses decreased by $39.9 million and $86.8 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005 mainly due to the absence of labour disruption expenses in the 2006 periods. Labour disruption expenses in 2005 included third-party security and contractors. Aside from labour disruption impacts in 2005, other operations expenses increased when compared with the same periods in 2005 due to: (i) advertising and promotions increases primarily for high-speed Internet offers and business advertising; (ii) increased product cost of sales consistent with increased high-speed Internet additions and business equipment sales (iii) increased expenses for outsourcing of non-core functions; (iv) increased facilities, transit and termination expenses due to increased service demand and traffic volumes; and (v) increased network support and maintenance costs for the full year as a result of increased network elements to support new products and services and growth; net of (vi) reduced expenses for higher capitalization of labour associated with 2006 capital programs.

     - Restructuring and work force reduction costs applicable to the wireline segment decreased by $30.3 million in the fourth quarter of 2006, and increased by $7.7 million in full year of 2006, when compared with the same periods in 2005.


     Total expenses discussed above included non-ILEC expenses of $160.8 million and $624.5 million, respectively, in the fourth quarter and full year of 2006, increases of 1.7% and 2.3%, respectively, when compared with same periods in 2005. Expense increases supported the 4.0% growth in revenue, and included higher salaries, benefits and employee-related costs, and increased contract and consulting expenses, as well as higher facilities, transit and termination costs to support increased data and voice services. These increases were party offset by a lower cost of sales related to lower equipment sales revenue.

     -------------------------------------------------------------------------
     EBITDA and EBITDA          Quarters ended              Years ended
      margin - wireline           December 31               December 31
      segment               2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)   446.6    408.9    9.2 %  1,839.3  1,852.3   (0.7)%
     EBITDA margin (%)      35.4     33.2    2.2       37.4     37.5   (0.1)
                                             pts                        pts
     -------------------------------------------------------------------------

     Wireline segment EBITDA increased by $37.7 million in the fourth quarter of 2006 and decreased by $13.0 million in the full year of 2006 when compared with the same periods in 2005. This included non-ILEC EBITDA, which improved by $3.9 million and $11.2 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005. Excluding labour disruption impacts, total wireline EBITDA decreased by approximately
$12 million and $146 million, respectively, in the fourth quarter and full year of 2006 when compared to the same periods in 2005. The decrease was due mainly to increased competition for local services, continued long distance revenue erosion, as well as an increase in advertising, promotions and cost of sales. For the full year, the increased network support and maintenance costs and increased restructuring charges contributed to reduce EBITDA.

     5.5   Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues -       Quarters ended              Years ended
      wireless segment            December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Network revenue       952.3    816.9   16.6 %  3,605.5  3,064.6   17.6 %
     Equipment revenue      68.0     59.9   13.5 %    252.4    230.9    9.3 %
     -------------------------------------------------------------------------
     External operating
      revenue            1,020.3    876.8   16.4 %  3,857.9  3,295.5   17.1 %
     Intersegment revenue    6.3      6.3      -       23.4     23.5   (0.4)%
     -------------------------------------------------------------------------
     Total operating
      revenue            1,026.6    883.1   16.2 %  3,881.3  3,319.0   16.9 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ----------------------------------------------
     Key operating indicators - wireless segment

     (000s)                   As at December 31
                            2006     2005   Change
                         --------------------------
     Subscribers -
      postpaid           4,078.6  3,666.8   11.2 %
     Subscribers -
      prepaid              977.3    853.9   14.5 %
                         -------- -------- --------
     Subscribers -
      total(1)           5,055.9  4,520.7   11.8 %

     Digital POPs(2)
      covered including
      roaming/resale
      (millions)(3)         31.0     30.6    1.3 %

                                                   ---------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
                            2006     2005   Change     2006     2005   Change
                         -----------------------------------------------------
     Subscriber gross
      additions -
      postpaid             236.3    262.3   (9.9)%    837.5    870.3   (3.8)%
     Subscriber gross
      additions -
      prepaid              142.8    158.3   (9.8)%    455.5    408.7   11.5 %
                         -------- -------- -------- -------- -------- --------
     Subscriber gross
      additions - total    379.1    420.6   (9.9)%  1,293.0  1,279.0    1.1 %

     Subscriber net
      additions -
      postpaid             129.5    143.2   (9.6)%    411.8    426.5   (3.4)%
     Subscriber net
      additions -
      prepaid               52.1     91.8  (43.2)%    123.4    157.8  (21.8)%
                         -------- -------- -------- -------- -------- --------
     Subscriber net
      additions - total    181.6    235.0  (22.7)%    535.2    584.3   (8.4)%

     Churn, per month                      (0.09)                     (0.06)
      (%)(4)(5)             1.33     1.42    pts       1.33     1.39    pts
     COA(6) per gross
      subscriber addition
      ($)(4)                 436      449   (2.9)%      412      386    6.7 %
     ARPU ($)(4)           64.50    62.54    3.1 %    63.46    61.51    3.2 %
     Average minutes of
      use per subscriber
      per month (MOU)        404      410   (1.5)%      403      399    1.0 %

     EBITDA to network                       5.5                        1.5
      revenue (%)           45.3     39.8    pts       48.6     47.1    pts
     Retention spend to
      network revenue(4)                     0.4                        0.7
      (%)                    7.7      7.3    pts        6.7      6.0    pts
     EBITDA ($ millions)   431.5    325.5   32.6 %  1,751.0  1,443.0   21.3 %
     EBITDA excluding COA
      ($ millions)(4)      596.7    514.2   16.0 %  2,283.6  1,937.3   17.9 %
     -------------------------------------------------------------------------

     pts - percentage points

     (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (3) At December 31, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Bell Canada (Aliant Mobility).
     (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (5) A change in business policy early in 2006, requiring postpaid customers to provide 30 days notice prior to deactivation, resulted in a one-time deferral of approximately 4,800 deactivations. Excluding this one-time positive impact, the churn rate was 1.34% in 2006.
     (6) Cost of acquisition.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $143.5 million and $562.3 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, due to the following:


     - Network revenue increased by $135.4 million and $540.9 million, respectively, for the fourth quarter and full year of 2006, when compared to the same periods in 2005, as a result of the 11.8% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $1.96 in the fourth quarter of 2006, when compared to the same period in 2005, principally due to increased data usage partially offset by lower voice minutes of use per subscriber per month (MOU). The increase in ARPU represented the 16th successive quarter of year over year growth. Similarly, ARPU for the full year of 2006 grew by $1.95 over the same period last year due to increased data usage combined with higher MOU.

         Data revenues increased to 9.6% of Network revenue, or $91.7 million, in the fourth quarter of 2006 as compared with 5.1% of Network revenues, or $41.8 million, in the fourth quarter of 2005 - reflecting a growth rate of 119.4%. Similarly, data revenues for the full year of 2006 increased to 7.8% of Network revenue, or $279.9 million, as compared with 4.3% of Network revenue, or $130.6 million, for the same period in 2005 - reflecting a growth rate of 114.3%. Data ARPU increased by 94.3% to $6.16 for the fourth quarter of 2006 and increased by 88.8% to $4.89 for the full year of 2006 as compared with $3.17 and $2.59, respectively, for the same periods in 2005. This growth was principally related to text messaging, PDA devices, mobile computing, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

         At December 31, 2006, postpaid subscribers represented 80.7% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 129,500 postpaid subscriber net additions for the fourth quarter of 2006 represented 71.3% of all net additions as compared with 143,200 or 60.9% of all net additions for the same period in 2005. This represented a third consecutive quarter that postpaid subscriber net additions as a percentage of total subscriber net additions increased year over year. Consequently, for the full year of 2006, postpaid subscriber net additions improved to 76.9% of all net additions when compared with 73.0% of all net additions for the same period in 2005.

         The blended churn rates for the fourth quarter and full year of 2006 were both 1.33% as compared with 1.42% and 1.39% for the respective periods in 2005. The postpaid monthly churn rates for the fourth quarter and full year of 2006 were both less than one per cent, an improvement over the same periods in 2005. The prepaid churn rates increased slightly in the fourth quarter and full year of 2006 when compared with the same periods in 2005. Total deactivations were 197,500 for the fourth quarter and 757,800 for the full year of 2006, compared with 185,600 and 694,700, respectively, for the same periods in 2005, which primarily reflects the growing subscriber base. The improved churn and favourable subscriber net addition mix reflects the continued focus on profitable subscriber growth and retention.

     - Equipment sales, rental and service revenue increased by $8.1 million and $21.5 million, respectively, for the fourth quarter and full year of 2006, when compared to the same periods in 2005. The increase was due mainly to continued subscriber growth and increased retention activity. Gross subscriber additions were 379,100 and 1,293,000 in the fourth quarter and full year of 2006, respectively, as compared with 420,600 and 1,279,000 for the same periods in 2005. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition, while handset revenues associated with retention efforts are included in the overall retention spend amount.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment          Quarters ended              Years ended
     ($ millions,                 December 31               December 31
      except employees)     2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses             163.6    150.0    9.1 %    574.9    478.9   20.0 %
     Network operating
      expenses             118.8     93.4   27.2 %    451.2    392.2   15.0 %
     Marketing expenses    134.7    150.1  (10.3)%    422.5    403.7    4.7 %
     General and
      administration
      expenses             175.3    164.1    6.8 %    675.5    601.2   12.4 %
     -------------------------------------------------------------------------
     Operations expense    592.4    557.6    6.2 %  2,124.1  1,876.0   13.2 %
     Restructuring and
      workforce reduction
      costs                  2.7        -    n.m.       6.2        -    n.m.
     -------------------------------------------------------------------------
     Total operating
      expenses             595.1    557.6    6.7 %  2,130.3  1,876.0   13.6 %
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total employees at
      end of period                                   7,727    6,931   11.5 %
     -------------------------------------------------------------------------


     Wireless segment total operating expenses increased by $37.5 million and $254.3 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, to promote, retain and support the 11.8% growth in the subscriber base and increase in Network revenue.


     - Equipment sales expenses increased by $13.6 million and $96.0 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005, due principally to an increase in gross subscriber activations for the full year, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention efforts, ahead of the implementation of wireless number portability (WNP) in early 2007, are included in the overall retention spend amount.

     - Network operating expenses increased by $25.4 million and $59.0 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005. The increases were principally due to higher roaming volumes combined with transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third party data content providers, and improved network quality and coverage. Moreover, the fourth quarter of 2005 included competitive digital network services discounts arising from CRTC Decision 2005-6 as well as a $5.3 million credit related to years 2003 to 2005, which reflected the December 6, 2005 Federal Court ruling that TELUS should not be required to include wireless revenues in the calculation of telecommunications fees payable to the CRTC.

     - Marketing expenses decreased by $15.4 million in the fourth quarter of 2006 when compared with the same period in 2005, primarily due to reduced advertising and promotions costs and lower dealer compensation costs related to the decrease in gross subscriber additions, partially offset by increased re-contracting activity. Notably, COA per gross subscriber addition improved by $13 in the fourth quarter as compared with the same period in 2005. Marketing expenses increased by $18.8 million for the full year of 2006 when compared with the same period last year. COA per gross subscriber addition increased by $26 for the full year of 2006 when compared with the same period last year. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity, increased dealer compensation costs related to the higher gross subscriber additions, and higher advertising and promotion spending related to new product launches. With the lower churn rate and higher ARPU in the fourth quarter, the lifetime revenue per subscriber improved by $446 to $4,850. Similarly, for the full year of 2006, lifetime revenue per subscriber increased by $346 to $4,771. COA as a percentage of lifetime revenue was 9.0% in the fourth quarter of 2006 and 8.6% for the full year of 2006 representing record lows for the respective periods and reflecting continued execution of its profitable growth strategy.

     - General and administration expenses increased by $11.2 million and $74.3 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005, due principally to the increase in employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores. Moreover, occupancy and client-related costs were higher as well as bad debts expense related to increased write-offs. The fourth quarter of 2005 also included incremental expenses of $3.0 million related to the labour disruption with no impact for the full year of 2005.

     - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations.

     -------------------------------------------------------------------------
     EBITDA and EBITDA          Quarters ended              Years ended
      margin - wireless           December 31               December 31
      segment               2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)   431.5    325.5   32.6 %  1,751.0  1,443.0   21.3 %
     EBITDA margin (%)      42.0     36.9    5.1       45.1     43.5    1.6
                                             pts                        pts
     -------------------------------------------------------------------------


     Wireless segment EBITDA increased by $106.0 million and $308.0 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005. The improvement in EBITDA for the fourth quarter of 2006 was a result of the strong revenue growth combined with a lower COA per gross subscriber addition, partially offset by increased retention investment ahead of the implementation of wireless number portability in 2007 and increased operations costs to support the growth. Similarly, EBITDA for the full year of 2006 grew significantly despite the higher COA per gross subscriber addition and increased retention spend due to solid revenue growth. The EBITDA margin, when calculated as a percentage of Network revenue, was a fourth quarter TELUS record of 45.3% and a full year TELUS record of 48.6% in 2006, as compared to 39.8% and 47.1%, respectively, in the same periods in 2005.


     6.   Financial condition


     The following are the significant changes in the Consolidated balance sheets in the year ended December 31, 2006.

     -------------------------------------------------------------------------
                   Dec. 31, Dec. 31,              %      Explanation of the
     ($ millions)    2006     2005     Change   Change   change in balance
     -------------------------------------------------------------------------
     Current Assets

       Cash and     (11.5)     8.6      (20.1)    n.m.   The balance of cash
        temporary                                        and temporary
        investments,                                     investments at
        net                                              December 31, 2006
                                                         represents net
                                                         cheques in
                                                         circulation and
                                                         overdrafts after
                                                         deduction of cash
                                                         balances. See Section
                                                         7. Liquidity and
                                                         capital resources

       Short-term   110.2        -      110.2     n.m.   Investments of
        investments                                      surplus cash

       Accounts     707.2    610.3       96.9    15.9 %  Primarily growth in
        receivable                                       the wireless business
                                                         and accrued
                                                         inducements for
                                                         renegotiated leases

       Income and    95.4    103.7       (8.3)   (8.0)%  Refunds of $127
        other taxes                                      million including
        receivable                                       interest were
                                                         received, net of an
                                                         increase for recent
                                                         reassessments and
                                                         investment tax credit
                                                         accruals

       Inventories  196.4    138.8       57.6    41.5 %  An increase in
                                                         wireless handset
                                                         inventories due to
                                                         the introduction of
                                                         several new handsets
                                                         and lower than
                                                         anticipated gross
                                                         subscriber additions
                                                         in the fourth quarter

       Prepaid      195.3    154.7       40.6    26.2 %  Includes the deferred
        expenses                                         loss on termination
        and other                                        and replacement of
                                                         cross currency
                                                         interest rate swaps,
                                                         prepaid licences and
                                                         insurance

       Deferred      40.4        -       40.4     n.m.   New hedges entered
        hedging                                          into for 2007 U.S.
        asset                                            dollar Notes had
                                                         favourable exchange
                                                         rates compared to the
                                                         rate at the balance
                                                         sheet date.

       Current          -    226.4     (226.4) (100.0)%  Refer to current
        portion                                          liability section
        of future                                        below
        income taxes
     -------------------------------------------------------------------------
     Current
      Liabilities

       Accounts   1,363.6  1,393.7      (30.1)   (2.2)%  Primarily reduced
        payable                                          payroll and employee-
        and accrued                                      related liabilities
        liabilities

       Income and    10.3        -       10.3     n.m.   Provincial capital
        other taxes                                      taxes and foreign
        payable                                          income taxes payable
                                                         over the next 12
                                                         months

       Restruct-     53.1     57.1       (4.0)   (7.0)%  Payments under
        uring and                                        previous and current
        workforce                                        programs exceeded new
        reduction                                        obligations
        accounts
        payable and
        accrued
        liabilities

       Advance      606.3    571.8       34.5     6.0 %  Increased billings,
        billings                                         price cap deferred
        and customer                                     revenue and
        deposits                                         activation and
                                                         connection fees

       Current    1,434.4      5.0    1,429.4     n.m.   Includes $70 million
        maturities                                       of 7.1% TCI medium-
        of long-                                         term Notes, maturing
        term debt                                        in February 2007 and
                                                         $1,303 million of
                                                         7.5% TELUS
                                                         Corporation U.S.
                                                         dollar Notes due June
                                                         2007

       Current      165.8        -      165.8     n.m.   Reclassified from
        portion of                                       long-term liabilities
        deferred                                         for 2007 U.S. dollar
        hedging                                          Notes
        liability

       Current       93.2        -       93.2     n.m.   The tax effect of
        portion of                                       differences between
        future income                                    the accounting and
        taxes                                            tax basis of working
                                                         capital, net of
                                                         losses available for
                                                         deduction within the
                                                         next 12 months
     -------------------------------------------------------------------------
     Working     (2,393.3)  (785.1)  (1,608.2)    n.m.   Includes an increase
      capital(1)                                         in the current
                                                         portions of long-term
                                                         debt
     -------------------------------------------------------------------------
     Capital     10,982.1 10,941.5       40.6     0.4 %  See Sections 5.3
      Assets,                                            Consolidated results
      Net                                                from operations -
                                                         Depreciation and
                                                         amortization and 7.2
                                                         Cash used by
                                                         investing activities
                                                         - capital
                                                         expenditures
     -------------------------------------------------------------------------
     Other Assets

       Deferred     976.5    850.2      126.3    14.9 %  Primarily pension
        charges                                          plan contributions in
                                                         excess of charges to
                                                         income

       Investments   35.2     31.2        4.0    12.8 %  New investments net
                                                         of divestitures

       Goodwill   3,169.5  3,156.9       12.6     0.4 %  The acquisition of
                                                         FSC Internet Corp.
                                                         and an increase in
                                                         economic interest in
                                                         Ambergris
                                                         (international call
                                                         centre operations) to
                                                         97.4%, partly offset
                                                         by a reclassification
                                                         of goodwill to a
                                                         reduction of the
                                                         current future income
                                                         tax liability for a
                                                         change in estimate of
                                                         available tax losses
                                                         for prior years
     -------------------------------------------------------------------------
     Long-Term    3,493.7  4,639.9   (1,146.2)  (24.7)%  Primarily a
      Debt                                               reclassification to
                                                         current maturities of
                                                         TCI medium-term
                                                         Notes maturing in
                                                         February 2007 and
                                                         TELUS Corporation
                                                         U.S. dollar Notes due
                                                         June 2007, partly
                                                         offset by the public
                                                         issue in May 2006 of
                                                         $300 million 5.00%,
                                                         Series CB Notes
     -------------------------------------------------------------------------
     Other Long-  1,257.3  1,635.3     (378.0)  (23.1)%
      Term
      Liabilities                                        Primarily a reduction
                                                         in the deferred
                                                         hedging liability
                                                         through:

                                                         - Replacement of
                                                           previous cross
                                                           currency interest
                                                           rate swap
                                                           agreements
                                                           associated with
                                                           2007 (U.S. dollar)
                                                           Notes with a like
                                                           amount of new cross
                                                           currency interest
                                                           rate swap
                                                           agreements, which
                                                           have a lower
                                                           effective fixed
                                                           interest rate and a
                                                           lower effective
                                                           fixed exchange
                                                           rate; and

                                                         - Reclassification of
                                                           $165.8 million to
                                                           current liabilities

                                                         Partly offset by
                                                         deferred lease
                                                         inducements from
                                                         renegotiated building
                                                         leases
     -------------------------------------------------------------------------
     Future       1,067.3  1,023.9       43.4     4.2 %  An increase in
      Income                                             temporary differences
      Taxes                                              for long-term assets
                                                         and liabilities net
                                                         of a revaluation of
                                                         liabilities at lower
                                                         enacted future income
                                                         tax rates
     -------------------------------------------------------------------------
     Non-            23.6     25.6       (2.0)   (7.8)%  -
      Controlling
      Interests
     -------------------------------------------------------------------------
     Shareholders'
      Equity

       Common     6,928.1  6,870.0       58.1     0.8 %  Increased primarily
        equity                                           from:

                                                         - Net income in 2006
                                                           of $1,122.5
                                                           million; and

                                                         - An increase of
                                                           $118.5 million in
                                                           Common Share and
                                                           Non-Voting Share
                                                           capital for the
                                                           exercise of
                                                           options;

                                                         Partly offset by:

                                                         - Normal course
                                                           issuer bid
                                                           expenditures of
                                                           $800.2 million; and

                                                         - Dividends of
                                                           $411.7 million.
     -------------------------------------------------------------------------

     (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------


     7.   Liquidity and capital resources

     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                           747.2    805.0   (7.2)%  2,803.7  2,914.6   (3.8)%
     -------------------------------------------------------------------------


     Cash provided by operating activities decreased by $57.8 million and $110.9 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. The decreases were primarily due to the following:


     - Proceeds from securitized accounts receivable increased by $150 million in the fourth quarter of 2006 compared with an increase of $350 million in the same period in 2005. Proceeds were unchanged in the full year of 2006 compared with an increase of $350 million in the full year of 2005;
     -   Short-term investments increased by $110.2 million for the full year;
     - Income taxes received net of installment payments decreased by $43.4 million in the fourth quarter of 2006, when compared to the same period in 2005;
     - Cash payments for share based compensation in excess of expense included in EBITDA, increased by $13.3 million in the fourth quarter of 2006, when compared to the same period in 2005;
     - Employer contributions to employee defined benefits plans increased by $4.5 million for the full year of 2006 to $123.3 million. The best estimate of fiscal 2007 employer contributions to the Company's defined benefit pension plans is approximately $111 million;
     - Interest received decreased by $12.6 million and $23.1 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005, due primarily to lower cash balances in 2006; and
     -   Other changes in non-cash working capital.

     The above decreases were partly offset by the following:

     - EBITDA increased by $143.7 million and $295.0 million, respectively, in the fourth quarter and full year of 2006 when compared to the same periods in 2005, as described in Section 5: Results from operations;
     - Restructuring and workforce reduction payments decreased by $19.1 million in the fourth quarter of 2006, when compared with the same period in 2005;
     - Employer contributions to employee defined benefits plans decreased by $10.0 million in the fourth quarter of 2006 when compared to the same period in 2005 due to accelerated funding in 2006;
     - Income taxes received net of installment payments increased by $28.8 million for the full year of 2006, when compared to 2005, due mainly to collection of income taxes receivable during 2006; and
     - Interest paid decreased by $100.7 million and $122.2 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005. The decrease was due mainly to the early redemption of notes on December 1, 2005. Interest paid in 2006 included a $31.2 million payment in respect of the termination of cross currency interest rate swaps, as well as a partial payment of previously accrued interest in respect of a court decision in a lawsuit over a BC TEL bond redemption matter dating back to 1997.

     7.2   Cash used by investing activities

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                           422.0    375.7   12.3 %  1,675.2  1,355.2   23.6 %
     -------------------------------------------------------------------------


     Cash used by investing activities increased by $46.3 million and $320.0 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005, due primarily to greater capital expenditures. Funds used for small acquisitions increased $19.6 million in 2006, when compared with 2005. Assets under construction increased to $725.4 million at December 31, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new wireline billing system as well as in-progress costs for TELUS TV and network enhancement.

     -------------------------------------------------------------------------
     Capital expenditures
     ($ in millions,
      except capital            Quarters ended              Years ended
      expenditure                 December 31               December 31
      intensity)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Wireline segment      309.2    230.2   34.3 %  1,191.0    914.2   30.3 %
     Wireless segment      106.0    143.9  (26.3)%    427.4    404.8    5.6 %
     -------------------------------------------------------------------------
     TELUS consolidated
      capital
      expenditures         415.2    374.1   11.0 %  1,618.4  1,319.0   22.7 %
     -------------------------------------------------------------------------
     Capital expenditure
      intensity(1) (%)      18.4     17.9  0.5 pts     18.6     16.2  2.4 pts
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

     -------------------------------------------------------------------------


     TELUS' capital expenditure intensity for the fourth quarter and full year of 2006 increased when compared with the same periods in 2005. Despite increased capital intensity, EBITDA less capital expenditures (see Section
11.1 EBITDA for the calculation) increased by 28.5% to $462.9 million in the fourth quarter of 2006, when compared to the same period in 2005. For the full year of 2006, EBITDA less capital expenditures decreased by 0.2% to $1.97 billion as growth in EBITDA largely offset increased capital expenditures.


     - Wireline segment capital expenditures increased by $79.0 million and $276.8 million, respectively, in the fourth quarter and full year of 2006, when compared to the same periods in 2005. ILEC expenditures increased by approximately $78 million to $271 million in the fourth quarter of 2006, and increased by approximately $272 million to $1,071 million for the full year of 2006, when compared with the same periods in 2005. The increased ILEC spending was directed primarily to investments in the broadband networks in B.C., Alberta and Quebec, network access growth to serve strong housing growth in B.C. and Alberta, TELUS TV and service development. To a lesser extent, there was a deferral of activity from 2005 due to the 2005 labour disruption. The remaining increases supported non-incumbent operations.

         The wireline segment capital expenditure intensity ratios were approximately 24% for the fourth quarter and full year of 2006, compared with approximately 19% in the same periods of 2005. This increase was caused by reduced capital expenditures during the 2005 labour disruption and higher planned expenditures levels in 2006. For these reasons, wireline cash flow (EBITDA less capital expenditures) for the fourth quarter decreased by approximately 23% to $137.4 million, and decreased by approximately 31% to $648.3 million for the full year of 2006, when compared to same periods in 2005.

     - Wireless segment capital expenditures decreased by $37.9 million in the fourth quarter when compared to the same period in 2005. The fourth quarter of 2005 included network capital expenditures deferred from the third quarter of 2005 as a result of the labour disruption. The increase of $22.6 million for the full year of 2006, when compared with 2005 was principally related to strategic investments in next-generation EVDO-capable higher-speed wireless network technology and continued enhancement of digital wireless capacity and coverage. Capital expenditure intensity for the wireless segment was 10.3% in the fourth quarter and 11.0% for the full year of 2006, as compared with 16.3% and 12.2%, respectively, in the same periods of 2005. Wireless cash flow (EBITDA less capital expenditures) set TELUS fourth quarter and full year records at $325.5 million and $1,323.6 million, respectively, or increases of 79.2% and 27.5%, respectively, over the same periods in 2005.

     7.3   Cash used by financing activities

     -------------------------------------------------------------------------
                                Quarters ended              Years ended
                                  December 31               December 31
     ($ millions)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                           311.3  1,742.8  (82.1)%  1,148.6  2,447.3  (53.1)%
     -------------------------------------------------------------------------


     Cash used by financing activities decreased by $1,431.5 million and $1,298.7 million, respectively, in the fourth quarter and full year of 2006, when compared with the same periods in 2005. Financing activities included:


     -   Proceeds from Common Shares and Non-Voting Shares issued were
         $21.6 million and $104.5 million, respectively, in the fourth quarter and full year of 2006. For the full year of 2006, this reflected a decrease of $114.9 million when compared to 2005. The decrease was due mainly to a smaller number of options being exercised in 2006 and implementation of the net equity settlement feature on May 1, 2006.

     - Cash dividends paid to shareholders were $127.2 million and $411.7 million, respectively in the fourth quarter and full year of 2006, an increase of $30.6 million and $99.5 million, respectively. The increase was due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

     - Consistent with its intent to return surplus cash to shareholders, the Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. The maximum number of shares that may be purchased under Program 3 is 12 million Common Shares and 12 million Non-Voting Shares. The shares are purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations.

         The Company repurchased 73% of the maximum shares allowed under the program that ended December 19, 2006 (Program 2) and 85% of the maximum shares allowed under the program ending December 19, 2005 (Program 1).

         During the fourth quarter of 2006, the Company repurchased 50,000 Common Shares and approximately 3.6 million Non-Voting Shares for a total outlay of $199.5 million. This compares to repurchases of approximately 2.5 million Common Shares and 2.5 million Non-Voting Shares for a total outlay of $229.1 million during the fourth quarter of 2005. The following table summarizes the shares repurchased and costs under NCIB programs since Program 1 began in 2004.

     Normal course issuer bid programs

     -------------------------------------------------------------------------
                                                   Shares repurchased
                                          ------------------------------------

                                             Common    Non-Voting
     By fiscal year and program              Shares      Shares      Total
     ------------------------------       ------------------------------------
     2004
       Program 1 beginning Dec. 20            755,711   1,451,400   2,207,111
     ------------------------------       ------------------------------------
     2005
       Program 1 ending Dec. 19             9,503,300  10,048,600  19,551,900
       Program 2 beginning Dec. 20            634,469     607,700   1,242,169
     ------------------------------       ------------------------------------
                                           10,137,769  10,656,300  20,794,069
     ------------------------------       ------------------------------------
     2006
       Program 2 ending Dec. 19             5,490,600  10,701,400  16,192,000
       Program 3 beginning Dec. 20                  -     186,723     186,723
     ------------------------------       ------------------------------------
                                            5,490,600  10,888,123  16,378,723
     ------------------------------       ------------------------------------
     Totals
       Program 1                           10,259,011  11,500,000  21,759,011
       Program 2                            6,125,069  11,309,100  17,434,169
       Program 3                                    -     186,723     186,723
     ------------------------------       ------------------------------------
       Cumulative                          16,384,080  22,995,823  39,379,903
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
                                                Purchase cost ($ millions)
                                          ------------------------------------

                                           Charged to  Charged to
                                             Share      Retained
     By fiscal year and program            capital(1)  earnings(2)    Paid
     ------------------------------       ------------------------------------
     2004
       Program 1 beginning Dec. 20               39.4        38.6        78.0
     ------------------------------       ------------------------------------
     2005
       Program 1 ending Dec. 19                 330.1       504.5       834.6
       Program 2 beginning Dec. 20               20.9        36.6        57.5
     ------------------------------       ------------------------------------
                                                351.0       541.1       892.1
     ------------------------------       ------------------------------------
     2006
       Program 2 ending Dec. 19                 297.6       492.8       790.4
       Program 3 beginning Dec. 20                4.0         5.8         9.8
     ------------------------------       ------------------------------------
                                                301.6       498.6       800.2
     ------------------------------       ------------------------------------
     Totals
       Program 1                                369.5       543.1       912.6
       Program 2                                318.5       529.4       847.9
       Program 3                                  4.0         5.8         9.8
     ------------------------------       ------------------------------------
       Cumulative                               692.0     1,078.3     1,770.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Represents the book value of shares repurchased
     (2) Represents the cost in excess of the book value of shares repurchased

     -------------------------------------------------------------------------

     - Long-term debt issues in 2006 included the May 2006 public issue of $300 million 5.00%, Series CB Notes at a price of $998.80 per $1,000.00 of principal, which mature in 2013. The net proceeds of the offering were used to terminate cross currency swap agreements. The remaining debt issues in 2006 were mainly periodic draws on the TELUS Corporation credit facilities, which were offset by periodic repayments of the credit facilities. In 2005, on December 1, $1.578 billion Canadian dollar Notes were redeemed early. On a net basis, the amount drawn from credit facilities at December 31, 2006 decreased by $21 million since December 31, 2005.

     - A partial payment of $309.4 million of the deferred hedging liability was completed the second quarter of 2006. In contemplation of the planned refinancing of the 2007 (U.S. dollar) Notes, in May 2006, the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian dollar) Notes; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     7.4   Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or years ended,
      December 31                                  2006       2005     Change
     -------------------------------------------------------------------------
     Components of debt and coverage ratios(1)
     -----------------------------------------
     ($ millions)
     Net debt (including securitized
      accounts receivables)                     6,278.1    6,294.4      (16.3)
     Total capitalization - book value         13,229.8   13,190.0       39.8

     EBITDA excluding restructuring
      and workforce reduction costs             3,658.1    3,349.2      308.9
     Net interest cost                            504.7      623.1     (118.4)

     Debt ratios
     -----------
     Fixed-rate debt as a proportion
      of total indebtedness (%)                    90.6       89.8    0.8 pts
     Average term to maturity of debt (years)       4.5        5.4       (0.9)

     Net debt to total capitalization (%)(1)       47.5       47.7   (0.2)pts
     Net debt to EBITDA(1)(3)                       1.7        1.9       (0.2)

     Coverage ratios(1)
     ------------------
     Interest coverage on long-term debt            3.9        2.5        1.4
     EBITDA(3) interest coverage                    7.2        5.4        1.8

     Other measures
     --------------
     Free cash flow ($ millions)(2)             1,600.4    1,465.5      134.9
     Dividend payout ratio (%)(1)                    46         56    (10)pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow.
     (3) EBITDA excluding restructuring.

     -------------------------------------------------------------------------


     TELUS revised the definition of net debt to include securitized accounts receivable to be more consistent with the practice of credit rating agencies. Total capitalization increased from higher common equity (mainly increased retained earnings net of lower share capital). The net debt to EBITDA ratio measured at December 31, 2006 improved primarily as a result of higher EBITDA. The average term to maturity of debt is now less than five years as more debt was redeemed than issued over the course of 2005 and 2006.
     Interest coverage on long-term debt improved by 0.9 because of lower interest expenses, and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 1.3 due to lower net interest cost and improved by 0.5 due to higher EBITDA (excluding restructuring). The free cash flow measure improved for the year ended December 31, 2006 primarily because increased EBITDA and lower interest paid were partly offset by increased capital expenditures. The dividend payout ratio for December 31, 2006 was near the low end of the target guideline of 45 to 55% for sustainable net earnings due mainly to actual earnings including positive impacts from 2006 tax rate changes and tax recoveries. The dividend payout ratio was about 54% when calculated excluding these 2006 income tax items. The dividend payout ratio for December 31, 2005 was higher than the target guideline due primarily to actual earnings including after-tax labour disruption expenses.
     During 2006, the Company's strategy, which was unchanged from 2005, was to maintain the liquidity measures set out below. The Company believes that these liquidity measure targets are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of "BBB+" to "A-", or the equivalent.
     Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:


     -   Net debt to total capitalization of 45 to 50%;
     -   Net debt to EBITDA of 1.5 to 2.0 times; and
     -   Dividend payout ratio of 45 to 55% of sustainable net earnings.


     7.5   Credit facilities


     TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at December 31, 2006.

     -------------------------------------------------------------------------
     Credit Facilities                                           Outstanding
     At December 31, 2006                                      undrawn letters
     ($ in millions)              Expiry        Size     Drawn     of credit
     -------------------------------------------------------------------------
     Five-year revolving
      facility(1)              May 4, 2010      800.0         -             -
     Three-year revolving
      facility(1)              May 7, 2008      800.0     120.0         100.1
     Other bank facilities               -       74.0       1.2           2.6
     -------------------------------------------------------------------------
     Total                               -    1,674.0     121.2         102.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------


     TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.4:1 at December 31, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.
     TELUS has received commitments from a syndicate of 18 financial institutions that are expected to result in a new $2 billion credit facility being established, subject to completion of documentation and normal conditions precedent. This new facility would replace the $1.6 billion of existing credit facilities. The new credit facility is expected to have more favourable terms and mature in 2012. The use of proceeds is for general corporate purposes and may be used to back up commercial paper issuance.


     7.6   Accounts receivable sale


     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.
     TCI is required to maintain at least a "BBB (low)" credit rating by Dominion Bond Rating Service Limited (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at "A (low)" as of February 14, 2007. The balance of proceeds from securitized receivables varied between $325 million and $535 million during 2006, closing at $500 million on December 31, 2006. The balances in 2005 were $150 million from January 1 to November 29 (the minimum necessary to keep this program active), and $500 million for the remainder of the year.


     7.7   Credit ratings


     As of February 14, 2007 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. However, in November 2006, Moody's Investor Service affirmed its rating of "Baa2" and placed TELUS under review for possible upgrade. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of "BBB+" to "A-" or the equivalent.

     -------------------------------------------------------------------------
     Credit rating summary            DBRS(1)     S&P(1)  Moody's(2)  Fitch(1)
     -------------------------------------------------------------------------
     TELUS Corporation
       Senior bank debt                    -          -           -      BBB+
       Notes                       BBB (high)      BBB+        Baa2      BBB+

     TELUS Communications Inc.
       Debentures                     A (low)      BBB+           -      BBB+
       Medium-term Notes              A (low)      BBB+           -      BBB+
       First mortgage bonds           A (low)        A-           -         -
     -------------------------------------------------------------------------

     (1) Outlook or trend stable.
     (2) Under review for possible upgrade

     -------------------------------------------------------------------------


     7.8 Off-balance sheet arrangements, commitments and contingent liabilities

           Financial instruments


     The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring and workforce reduction accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges and foreign exchange hedges.
     The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from specified grants of restricted stock units and cash settled options; effective January 1, 2007, the fair values of all such financial instruments will be reflected on the balance sheets. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of the notional value of these instruments was added during 2001 and pertains to TELUS' U.S. dollar borrowing. During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. dollar Notes maturing in June 2007.
     Use of these instruments is subject to a policy, which requires that no derivative transaction be entered into for the purpose of establishing a speculative or a levered position, and sets criteria for the creditworthiness of the transaction counterparties.


           Price risk


     Interest rates: the Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company has entered into forward starting interest rate swap agreements that, as at December 31, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
     Currency: the Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity.
     The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.
     As at December 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $13 million of fiscal 2007 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.
     Other: the Company is exposed to a market risk with respect to its short-term investments in that the fair value will fluctuate because of changes in market prices.


           Credit risk


     The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.
     Credit risk associated with accounts receivable is minimized by the Company's large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.
     Counterparties to the Company's interest rate swap agreements, foreign exchange hedges and share-based compensation cost hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of any deferred hedging assets.


           Fair value


     The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

     -------------------------------------------------------------------------
     As at December 31                     2006                  2005
     -------------------------------------------------------------------------
                           Hedging
                            item
                           maximum
                          maturity  Carrying     Fair     Carrying    Fair
     ($ millions)           date     amount      value     amount     value
     -------------------------------------------------------------------------
     Liabilities
       Long-term debt
         Principal                   4,928.1    5,535.9    4,644.9    5,371.6
         Derivatives(1)(2)
          used to manage
          interest rate
          and currency
          risks associated
          with U.S. dollar
          denominated debt
           - Deferred
              hedging asset            (40.4)                    -
           - Deferred
              hedging
              liability
             - Current                 165.8                     -
             - Non-current             710.3               1,154.3
                                   ----------            ----------
                                       835.7               1,154.3
           - Interest
              payable                    6.3                   9.7
                                   ----------            ----------
           Net           June 2011     842.0    1,090.6    1,164.0    1,470.5
         Derivatives(1)(2)
          used to manage
          interest rate
          risk associated
          with planned
          refinancing of
          debt maturing
          June 1, 2007   June 2007         -        6.5          -          -
     -------------------------------------------------------------------------
                                     5,770.1    6,633.0     5,808.9    6,842.1
     -------------------------------------------------------------------------

     (1) Notional amount of all derivative financial instruments outstanding is $5,138.6 (2005 - $4,904.8).
     (2) Designated as cash flow hedging items.

           Commitments and contingent liabilities


     The Company has a $53.1 million liability recorded for outstanding commitments under its restructuring programs as at December 31, 2006. In addition, the Company disclosed in its targets for 2007 that it expected to record approximately $50 million of restructuring and employee reduction costs in 2007. See Forward-looking statements at the beginning of Management's discussion and analysis.


           Price cap deferral accounts


     On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $164.8 million as at December 31, 2006 (2005 - $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.
     On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.
     On February 16, 2006, the CRTC issued Decision CRTC 2006-9, "Disposition of funds in the deferral account." In its decision, the CRTC determined that the majority of the accumulated liability within the respective ILEC's deferral account was to be made available for initiatives to expand broadband services within their ILEC operating territories to rural and remote communities where service is currently not available. In addition, a minimum of 5% of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that, subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.
     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti Poverty Organization leave to appeal CRTC Telecom Decision 2006-9. These consumer groups are expected to file their appeal over the coming months asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not exceeding, the aggregate liability of approximately
$165 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband Internet service to rural and remote communities and improve telecommunications services for people with disabilities.
     Due to the Company's use of the liability method of accounting for the deferral account, CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2006, the Company drew down the deferral account by $19.9 million (2005 - $50.5 million) in respect of discounts on Competitor Digital Network services.
     On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, "Review of proposals to dispose of the funds accumulated in the deferral accounts," which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.


           Contractual obligations


     The Company's known contractual obligations at December 31, 2006, are quantified in the following table. Interest obligations are not included in the table.

     -------------------------------------------------------------------------
                     Long-term debt
                       maturities
                   -------------------
                                         Other
                   All except          long-term             Purchase
                    capital   Capital   liabil-   Operating   obliga-
     ($ millions)   leases    leases     ities     leases     tions    Total
     -------------------------------------------------------------------------
     2007           1,555.0       4.0      18.0     197.6     506.6   2,281.2
     2008             122.2       2.6      23.1     184.9     127.2     460.0
     2009               0.7       0.8      28.2     198.3      73.7     301.7
     2010              80.0       1.7      17.6     185.5      30.8     315.6
     2011           2,950.5       0.1      17.7     168.3      11.5   3,148.1
     Thereafter     1,049.0         -     150.7   1,202.6      33.8   2,436.1
     -------------------------------------------------------------------------
     Total          5,757.4       9.2     255.3   2,137.2     783.6   8,942.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

         Guarantees


     Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.
     In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2006, the Company has no liability recorded in respect of indemnification obligations.


         Claims and lawsuits


     A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

     7.9 Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at December 31, 2006 and at January 31, 2007. In addition, for January 31, 2007 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

     -------------------------------------------------------------------------
     Class of equity security              Common     Non-Voting     Total
     (millions of shares)                  Shares       Shares       shares
     -------------------------------------------------------------------------
     Common equity
     Outstanding shares at
      December 31, 2006                     178.7        159.2        337.9(1)
     -------------------------------------------------------------------------

     Outstanding shares at
      January 31, 2007                      178.7        159.2        337.9
     Options outstanding and issuable(2)
      at January 31, 2007                     0.8         18.2         19.0
     -------------------------------------------------------------------------

                                            179.5        177.4        356.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) For the purposes of calculating diluted earnings per share, the number of shares was 343.8 for the fourth quarter of 2006 and 347.4 for the full year of 2006.
     (2) Assuming full conversion and ignoring exercise prices.

     -------------------------------------------------------------------------

     8.  Critical accounting estimates and accounting policy developments

     8.1 Critical accounting estimates


     TELUS' critical accounting estimates are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     8.2 Accounting policy developments

     Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 Consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (CICA) for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.


         Convergence with International Reporting Standards


     In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board "progress review" to be undertaken by early 2008. As this convergence initiative is very much in its infancy as of the date of these Consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.


         Other comprehensive income;


     Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section
1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retroactively adjusted for at the beginning of the fiscal year of adoption). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, will be primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.
     Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP, including the impacts of the new recommendations for the recognition and measurement of financial instruments and for hedges. In the Company's specific instance, however, there is currently a difference in other comprehensive income in that U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded plan states and the net accrued benefit asset or liability; Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board is expected in the first half of 2007 that would eliminate this difference.
     The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, and to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation.


         Accounting changes; and Business combinations


     Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company is not currently materially affected by the new recommendations.


         Capital disclosures


     Effective December 31, 2006, the Company early adopted the new recommendations of the CICA for disclosure of the Company's objectives, policies and processes for managing capital (CICA Handbook Section 1535).


         Earnings per share


     Amendments were proposed to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) and would have applied to the Company; such amendments had progressed to the typescript stage. In July 2006, the typescript with the proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft from Canada's Accounting Standards Board would be issued at a later date, now expected in the first half of 2007.


         Other recently issued accounting standards not yet implemented


     Under U.S. GAAP, effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Company has assessed the cumulative impact of adopting this new standard as of January 1, 2007. Based upon this review, the Company does not expect the adoption of this Interpretation will have a material impact on its Consolidated financial statements.


     9.  Looking forward to 2007

         Financial and operating targets for 2007


     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' Management's discussion and analysis for 2005, the first, second and third quarters of 2006 and this report. TELUS' 2007 targets were originally announced on December 14, 2006.
     The Company has received regulatory approval to amend its share option plans to provide for cash settlement, and in January 2007, determined that the feature would be available for substantially all currently vested options and those vesting in 2007. Cash settlement mitigates shareholder dilution from issuing shares from treasury, and allows cash payments for the difference in value between the market value and the exercise price of shares to be deductible for tax purposes when options are exercised, which is expected to result in significant future tax savings. This change results in an increased non-cash option expense (an operating expense) for accounting purposes, which is estimated at $150 to $200 million ($120 to $150 million in wireline and $30 to $50 million in wireless). The expense is expected to be substantially recorded in the first quarter of 2007. TELUS' 2007 stated targets for segmented EBITDA, consolidated EBITDA, and EPS exclude the non-cash accounting expense expected to be recorded in regards to implementing the cash settlement for options.
     Wireline revenue is expected to increase 1 to 2% in 2007, driven largely by data. Wireline EBITDA, prior to the change to 2007 expenses for cash settlement of options, is expected to be down 1 to 3% as a result of continued competitive pressures, initial expenses related to launch of growth-oriented products and services, and lower profitability margins.
     Wireless revenue is expected to increase 12 to 13% in 2007 due to continued strong growth in wireless subscribers and increased wireless data adoption and usage. Wireless EBITDA, prior to the change to 2007 expenses for cash settlement of options, is expected to increase 11 to 14% in the year.
     The expected earnings per share in 2007 reflects overall higher operating profitability, lower financing costs as a consequence of reduced debt levels and lower interest rates on debt refinancing, and an expected decrease in total outstanding shares. The 2007 EPS growth is affected by increased depreciation expense and $0.30 to $0.40 for an after-tax impact from the change to cash settlement of options. TELUS' comparative EPS for 2006 included approximately $0.48 of positive impacts from the settlement of tax matters and changes to tax legislation. Because of these factors, EPS for 2007, excluding the change to cash settlement of options, is expected to be flat to 6% higher than reported for 2006.
     Earnings per share, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

     -------------------------------------------------------------------------
                                Targets for 2007     Results for 2006  Change
     -------------------------------------------------------------------------

     Consolidated
       Revenues            $9.175 to $9.275 billion   $8.681 billion   6 to 7%

       EBITDA(1)
        excluding charge
        for cash
        settlement feature
        for vested options
        in 2007(2)         $3.725 to $3.825 billion   $3.590 billion   4 to 7%

       Earnings per share
        (EPS) excluding
        after-tax charge
        for cash
        settlement of
        options in 2007(3)      $3.25 to $3.45             $3.27     (1) to 6%

       Capital
        expenditures         Approx. $1.75 billion    $1.618 billion     8%
     -------------------------------------------------------------------------

     Wireline segment
       Revenue (external)    $4.85 to $4.9 billion    $4.823 billion   1 to 2%

       EBITDA excluding
        charge for cash
        settlement of
        options in 2007(2) $1.775 to $1.825 billion $1.839 billion (3) to (1)%

       Capital expenditures  Approx. $1.2 billion    $1.191 billion  Unchanged

       High-speed Internet                                         Continued
        net additions         More than 135,000        153,700   strong growth
     -------------------------------------------------------------------------

     Wireless segment
       Revenue (external)  $4.325 to $4.375 billion  $3.858 billion  12 to 13%

       EBITDA excluding
        charge for cash
        settlement of
        options in 2007(2)  $1.95 to $2.0 billion    $1.751 billion  11 to 14%

        Capital expenditures  Approx. $550 million    $427 million      29%

        Wireless subscriber
         net additions        More than 550,000        535,200      3% or more
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA), alternatively calculated as Operating revenues less Operations expense less Restructuring and workforce reduction costs.
     (2) Excluding an expense of $150 to $200 million in 2007 for a change to add a cash settlement choice for vested options, of which, $120 to $150 million is in wireline and $30 to $50 million is in wireless.
     (3) Excluding $0.30 to $0.40 for cash settlement of options.

     -------------------------------------------------------------------------

     Assumptions for 2007 targets purposes include:

     - Economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including the revised 2007 real GDP growth of 2.7% in Canada;
     - Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies;
     - Forbearance for local retail wireline services in major urban markets by the second half of 2007;
     -   No further price cap mandated consumer price reductions;
     - A wireless industry market penetration gain of 4.5 to five percentage points;
     - Approximately $50 million restructuring and workforce reduction expenses ($67.8 million in 2006);
     -   A statutory tax rate of approximately 33 to 34%;
     - A discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; and
     - Average shares outstanding of 330 to 335 million shares for the full year.


     As described in Section 5 Consolidated results from operations - Income taxes, TELUS currently expects minimal cash tax payments in 2007.
     TELUS continues to have long-term policy guidelines including Net debt to EBITDA of 1.5 to 2.0 times, Net debt to total capitalization of 45 to 50% and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The 2007 targets are in compliance with these policy guidelines.

     10. Risks and risk management

     The following are significant updates to the risks described in Management's discussions and analyses for the year 2005 as well as the first, second and third quarters of 2006.

     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.


         Local Forbearance


     On December 11, 2006, the Minister of Industry proposed significant changes to the CRTC's framework for forbearance from regulation of residential and business local exchange services. The proposal would eliminate the current marketing restrictions on winbacks and most other promotions including the prohibition on waiving service charges for winback customers. The proposal would also replace the 25% market share loss test with a simple competitive presence test that would require the presence of at least three facilities-based telecommunications service providers (one of which could be an unaffiliated wireless service provider) for residential local exchange services or at least two facilities-based telecommunications service providers for business local exchange services. As well, the proposal would reduce the competitor quality of service criteria that must be met as a pre-condition for forbearance and permit the ex parte filing of tariff applications for promotions. The proposed forbearance framework is subject to a public comment period after which the federal cabinet can issue an Order in Council to implement the proposed framework in its present form or revised to reflect input received during the comment period. There is no guarantee that this forbearance framework will be issued exactly as proposed.
     On December 18, 2006, the Governor General in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and, to continue to explore new ways of streamlining its processes.


         Price cap regulation


     Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and Eastern Quebec. The CRTC undertook a thorough review of the current price regulation regime in 2006 for the purpose of establishing the parameters for the next price cap period. This review was completed in November 2006 and the CRTC is expected to render its decision in this proceeding by the end of April 2007. There can be no assurance that the price regulation regime for TELUS beginning in June 2007 will be as, or more favourable for TELUS than the current regime.
     In February, 2006, the CRTC issued Telecom Decision CRTC 2006-9 in which the CRTC determined that initiatives to expand broadband services to rural and remote communities and initiatives to improve accessibility to telecommunications services for individuals with disabilities are an appropriate use of the funds accumulated in the ILEC deferral accounts. To the extent that the accumulated deferral account exceeds approved initiatives, the remaining balance would be distributed in the form of a one-time rebate to local non-high cost serving area residential customers. Finally, the CRTC indicated that prospectively no further amounts are to be added to the deferral account and are to be dealt with via prospective residential local rate reductions.
     In response to Decision 2006-9, TELUS filed its proposal for the use of the funds accumulated in its deferral account during the second price cap period. TELUS proposed to expand broadband services to rural and remote communities and undertake initiatives to improve accessibility to telecommunications services for individuals with disabilities in September 2006. On November 30, 2006, the CRTC issued Review of proposals to dispose of the funds accumulated in the deferral accounts, Telecom Public Notice CRTC 2006-15. This proceeding will more closely examine the ILECs' proposals for broadband expansion and allow Internet Service Providers an opportunity to identify where they are providing, and intend to provide, high-speed Internet service. TELUS is also waiting for decisions on two appeals filed with the Federal Court on how the funds in the ILECs' deferral accounts should be treated. See Section 10.3 Litigation and legal matters. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of the CRTC proceeding initiated by Public Notice 2006-15 and the appeals to the Federal Court.


         Voice over Internet protocol


     In Regulatory framework for voice communication services using Internet protocol, Decision 2005-28, the CRTC determined that local VoIP services are functionally equivalent to local exchange service and that the current regulatory framework governing local competition will apply to local VoIP service providers. The CRTC also determined that ILECs may only provide VoIP services in their incumbent territories in accordance with approved tariffs.
     In Decision 2006-53, the CRTC reaffirmed Decision 2005-28 and the regulatory regime established for VoIP services. However, on November 9, 2006, the Governor in Council issued Order in Council P.C. 2006-1314 and varied Decisions 2005-28 and 2006-53. As a result, the CRTC will no longer regulate the provision of access independent VoIP services provided by the ILECs within their incumbent territories.


         Future availability of wireless spectrum


     Pursuant to the release of the Telecommunications Policy Review Report in 2006, and an anticipated spectrum auction policy consultation process, there has been speculation that the government may license a fourth national carrier either on a preferential basis, or in conjunction with a removal of foreign ownership restrictions, or by mandating roaming or tower sharing. This could likely increase competitive intensity. While the current government has clearly indicated its preference to rely on market forces in the telecommunications sector, there is no guarantee that it will leave it to market forces to determine the number of competitors or the basis of competition.


         The deadline for implementing wireless number portability (WNP) is March 14, 2007 (Telecom Decision CRTC 2005-72)


     In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement WNP in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier (LEC-to-LEC) local number portability is in place by March 14, 2007. In other areas and for other wireless carriers, WNP (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement WNP in the required timeframe and/or without incurring significant additional costs and/or ongoing administration costs. Implementation of WNP may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn and/or additional customer retention costs for TELUS.
     When instituted in the U.S. in 2003, WNP did not cause a large increase in churn as initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than its wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.


     10.2 Process risks

         TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs


     TELUS continues to develop a new billing system for the wireline segment, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. TELUS plans to implement this project in phases beginning with certain consumer accounts during 2007, with additional phases of conversion planned over the next few years. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
     Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.


     10.3 Litigation and legal matters

         Ontario Court of Appeal ruling in 2005


     In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed its $125 million Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages, and the Supreme Court of Canada denied leave to appeal by the Company in January 2006. The Ontario Court's ruled in November 2006 that this lawsuit should be treated as a representative action by all bondholders and not just the named plaintiffs. The magnitude of amounts ultimately paid will depend in part on the method of calculating damages and who are entitled to damages, which remain to be litigated. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Consolidated statements of income.
     The Company believes that it has conservatively accrued for damages. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.


     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)


     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring and workforce reduction costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
     The following is a reconciliation of EBITDA with Net income and Operating income:

                                          Quarters ended       Years ended
                                             Dec. 31           December 31
     ($ millions)                          2006      2005      2006      2005
     -------------------------------------------------------------------------
     Net income                           236.2      78.5   1,122.5     700.3
       Other expense (income)              10.1       9.3      28.0      18.4
       Financing costs                    133.6     171.7     504.7     623.1
       Income taxes                        89.7      58.8     351.0     322.0
       Non-controlling interest             1.4       2.9       8.5       7.8
     -------------------------------------------------------------------------
     Operating income                     471.0     321.2   2,014.7   1,671.6
       Depreciation                       353.2     346.2   1,353.4   1,342.6
       Amortization of intangible assets   53.9      67.0     222.2     281.1
     -------------------------------------------------------------------------
     EBITDA                               878.1     734.4   3,590.3   3,295.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

                                          Quarters ended       Years ended
                                             Dec. 31           December 31
     ($ millions)                          2006      2005      2006      2005
     -------------------------------------------------------------------------
     EBITDA                               878.1     734.4   3,590.3   3,295.3
     Capital expenditures (Capex)        (415.2)   (374.1) (1,618.4) (1,319.0)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures     462.9     360.3   1,971.9   1,976.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     11.2 Free cash flow

     The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

                                          Quarters ended       Years ended
                                             Dec. 31           December 31
     ($ millions)                          2006      2005      2006      2005
     -------------------------------------------------------------------------
     Cash provided by
      operating activities                747.2     805.0   2,803.7   2,914.6
     Cash (used) by investing activities (422.0)   (375.7) (1,675.2) (1,355.2)
     -------------------------------------------------------------------------
                                          325.2     429.3   1,128.5   1,559.4
     Net employee defined
      benefit plans expense                 1.0      (3.1)      5.4      (3.9)
     Employer contributions to employee
      defined benefit plans                19.0      29.0     123.3     118.8
     Amortization of deferred gains on
      sale-leaseback of buildings,
      amortization of deferred charges
      and other, net                      (39.2)     (5.0)    (51.7)     (1.1)
     Reduction (increase) in securitized
      accounts receivable                (150.0)   (350.0)        -    (350.0)
     Non-cash working capital changes
      except changes in taxes, interest,
      and securitized accounts
      receivable, and other                70.6       8.0     338.1     106.1
     Acquisitions                           4.5         -      49.0      29.4
     Proceeds from the sale of
      property and other assets               -      (1.0)    (14.9)     (4.5)
     Other investing activities             2.3       2.6      22.7      11.3
     -------------------------------------------------------------------------
     Free cash flow (2006 definition)     233.4     109.8   1,600.4   1,465.5
     Donations and securitization
      fees included in Other expense       (8.5)     (6.8)    (29.1)    (14.6)
     -------------------------------------------------------------------------

     Free cash flow (2007 definition)     224.9     103.0   1,571.3   1,450.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The following shows management's calculation of free cash flow.

                                          Quarters ended       Years ended
                                             Dec. 31           December 31
     ($ millions)                          2006      2005      2006      2005
     -------------------------------------------------------------------------
     EBITDA                               878.1     734.4   3,590.3   3,295.3

     Restructuring and workforce
      reduction costs net
      of cash payments                     (6.2)      5.4      (4.0)    (13.6)
     Share-based compensation             (10.2)      3.1      25.1      24.3
     Cash interest paid                  (218.5)   (319.2)   (516.1)   (638.3)
     Cash interest received                 0.3      12.9      24.2      47.3
     Income taxes received (paid),
      less investment tax credits
      received that were previously
      recognized in either EBITDA or
      capital expenditures; and other       5.1      47.3      99.3      69.5
     Capital expenditures                (415.2)   (374.1) (1,618.4) (1,319.0)
     -------------------------------------------------------------------------
     Free cash flow (2006 definition)     233.4     109.8   1,600.4   1,465.5
     Donations and securitization
      fees included in Other expense       (8.5)     (6.8)    (29.1)    (14.6)
     -------------------------------------------------------------------------
     Free cash flow (2007 definition)     224.9     103.0   1,571.3   1,450.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers ("retention spend").

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. COA for the fourth quarter and full year of 2006 was $165.2 million and $532.6 million, respectively. COA for the same periods in 2005 was $188.7 million and $494.3 million, respectively.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     11.4 Definition of liquidity and capital resource measures

     The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. The definition was changed in 2006 to include securitized accounts receivable, which is closer to methods used by credit rating agencies. Net debt, before addition of securitized accounts receivable and certain other minor differences, is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

                                                              At December 31
     ($ millions)                                             2006      2005
     -------------------------------------------------------------------------
     Current maturities of long-term debt                   1,434.4       5.0
     Long-term debt                                         3,493.7   4,639.9
     -------------------------------------------------------------------------
                                                            4,928.1   4,644.9
     Net deferred hedging liability                           838.5   1,158.1
     -------------------------------------------------------------------------
     Debt                                                   5,766.6   5,803.0
     Cash and temporary investments                            11.5      (8.6)
     Securitized accounts receivable                          500.0     500.0
     -------------------------------------------------------------------------
     Net debt                                               6,278.1   6,294.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Total capitalization is calculated as follows.

                                                              At December 31
     ($ millions)                                             2006      2005
     -------------------------------------------------------------------------
     Net debt                                               6,278.1   6,294.4
     Non-controlling interests                                 23.6      25.6
     Shareholders equity                                    6,928.1   6,870.0
     -------------------------------------------------------------------------
     Total capitalization (book value)                     13,229.8  13,190.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     EBITDA excluding restructuring and workforce reduction costs is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $67.8 million and $53.9 million, respectively, for the years ended December 31, 2006 and 2005.

     Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring and workforce reduction costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to
2.0 times. Historically, Net debt to EBITDA is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending December 31, 2006 and 2005 are equivalent to reported quarterly financing costs over those periods.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending December 31, 2006 includes losses on redemption of long-term debt. The 12-month periods ended December 31, 2006 and 2005 include accruals for estimated costs to settle a lawsuit.

     EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.




     TELUS Corporation
     consolidated statements of income

                                    Three months           Twelve months
     Periods ended December 31
      (millions except per
      share amounts)               2006        2005        2006        2005
     -------------------------------------------------------------------------
     OPERATING REVENUES         $ 2,254.6   $ 2,086.7   $ 8,681.0   $ 8,142.7
     -------------------------------------------------------------------------
     OPERATING EXPENSES
       Operations                 1,368.6     1,316.8     5,022.9     4,793.5
       Restructuring and
        workforce reduction
        costs                         7.9        35.5        67.8        53.9
       Depreciation                 353.2       346.2     1,353.4     1,342.6
       Amortization of
        intangible assets            53.9        67.0       222.2       281.1
     -------------------------------------------------------------------------
                                  1,783.6     1,765.5     6,666.3     6,471.1
     -------------------------------------------------------------------------
     OPERATING INCOME               471.0       321.2     2,014.7     1,671.6
       Other expense, net            10.1         9.3        28.0        18.4
       Financing costs              133.6       171.7       504.7       623.1
     -------------------------------------------------------------------------
     INCOME BEFORE INCOME
      TAXES AND NON-CONTROLLING
      INTEREST                      327.3       140.2     1,482.0     1,030.1
       Income taxes                  89.7        58.8       351.0       322.0
       Non-controlling
        interests                     1.4         2.9         8.5         7.8
     -------------------------------------------------------------------------
     NET INCOME AND COMMON
      SHARE AND NON-VOTING
      SHARE INCOME              $   236.2   $    78.5   $ 1,122.5   $   700.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     INCOME PER COMMON SHARE
      AND NON-VOTING SHARE
       - Basic                  $    0.70   $    0.22   $    3.27   $    1.96
       - Diluted                $    0.69   $    0.22   $    3.23   $    1.94
     DIVIDENDS DECLARED PER
      COMMON SHARE AND
      NON-VOTING SHARE          $   0.375   $   0.275   $    1.20   $   0.875
     TOTAL WEIGHTED AVERAGE
      COMMON SHARES AND
      NON-VOTING SHARES
      OUTSTANDING
       - Basic                      339.5       353.6       343.8       357.1
       - Diluted                    343.8       358.1       347.4       361.0



     TELUS Corporation
     consolidated balance sheets

     As at December 31 (millions)                       2006          2005
     -------------------------------------------------------------------------
     ASSETS
     Current Assets
       Cash and temporary investments, net          $         -   $       8.6
       Short-term investments                             110.2             -
       Accounts receivable                                707.2         610.3
       Income and other taxes receivable                   95.4         103.7
       Inventories                                        196.4         138.8
       Prepaid expenses and other                         195.3         154.7
       Current portion of deferred hedging asset           40.4             -
       Current portion of future income taxes                 -         226.4
     -------------------------------------------------------------------------
                                                        1,344.9       1,242.5
     -------------------------------------------------------------------------
     Capital Assets, Net
       Property, plant, equipment and other             7,466.5       7,339.4
       Intangible assets subject to amortization          549.2         637.5
       Intangible assets with indefinite lives          2,966.4       2,964.6
     -------------------------------------------------------------------------
                                                       10,982.1      10,941.5
     -------------------------------------------------------------------------
     Other Assets
       Deferred charges                                   976.5         850.2
       Investments                                         35.2          31.2
       Goodwill                                         3,169.5       3,156.9
     -------------------------------------------------------------------------
                                                        4,181.2       4,038.3
     -------------------------------------------------------------------------
                                                    $  16,508.2   $  16,222.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Cash and temporary investments, net          $      11.5   $         -
       Accounts payable and accrued liabilities         1,363.6       1,393.7
       Income and other taxes payable                      10.3             -
       Restructuring and workforce reduction
        accounts payable and accrued liabilities           53.1          57.1
       Advance billings and customer deposits             606.3         571.8
       Current maturities of long-term debt             1,434.4           5.0
       Current portion of deferred hedging liability      165.8             -
       Current portion of future income taxes              93.2             -
     -------------------------------------------------------------------------
                                                        3,738.2       2,027.6
     -------------------------------------------------------------------------
     Long-Term Debt                                     3,493.7       4,639.9
     -------------------------------------------------------------------------
     Other Long-Term Liabilities                        1,257.3       1,635.3
     -------------------------------------------------------------------------
     Future Income Taxes                                1,067.3       1,023.9
     -------------------------------------------------------------------------
     Non-Controlling Interests                             23.6          25.6
     -------------------------------------------------------------------------
     Shareholders' Equity                               6,928.1       6,870.0
     -------------------------------------------------------------------------
                                                    $  16,508.2   $  16,222.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     TELUS Corporation
     consolidated statements of cash flows

                                    Three months           Twelve months
     Periods ended December 31
      (millions)                   2006        2005        2006        2005
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income                 $   236.2   $    78.5   $ 1,122.5   $   700.3
     Adjustments to reconcile
      net income to cash provided
      by operating activities:
       Depreciation and
        amortization                407.1       413.2     1,575.6     1,623.7
       Future income taxes          124.4        55.8       409.2       340.0
       Share-based compensation     (10.2)        3.1        25.1        24.3
       Net employee defined
        benefit plans expense        (1.0)        3.1        (5.4)        3.9
       Employer contributions
        to employee defined
        benefit plans               (19.0)      (29.0)     (123.3)     (118.8)
       Restructuring and
        workforce reduction costs,
        net of cash payments         (6.2)        5.4        (4.0)      (13.6)
       Amortization of deferred
        gains on sale-leaseback
        of buildings,
        amortization of deferred
        charges and other, net       39.2         5.0        51.7         1.1
       Net change in non-cash
        working capital             (23.3)      269.9      (247.7)      353.7
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                    747.2       805.0     2,803.7     2,914.6
     -------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Capital expenditures          (415.2)     (374.1)   (1,618.4)   (1,319.0)
     Acquisitions                    (4.5)          -       (49.0)      (29.4)
     Proceeds from the sale of
      property and other assets         -         1.0        14.9         4.5
     Change in non-current
      materials and supplies,
      purchase of investments
      and other                      (2.3)       (2.6)      (22.7)      (11.3)
     -------------------------------------------------------------------------
     Cash used by investing
      activities                   (422.0)     (375.7)   (1,675.2)   (1,355.2)
     -------------------------------------------------------------------------
     FINANCING ACTIVITIES
     Common Shares and
      Non-Voting Shares issued       21.6        19.1       104.5       219.4
     Dividends to shareholders     (127.2)      (96.6)     (411.7)     (312.2)
     Purchase of Common Shares
      and Non-Voting Shares
      for cancellation             (199.5)     (228.6)     (800.2)     (892.1)
     Long-term debt issued          244.1       142.7     1,585.9       147.4
     Redemptions and repayment
      of long-term debt            (250.3)   (1,579.8)   (1,314.7)   (1,601.1)
     Partial payment of deferred
      hedging liability                 -           -      (309.4)          -
     Dividends paid by a
      subsidiary to non-
      controlling interests             -           -        (3.0)       (7.9)
     Other                              -         0.4           -        (0.8)
     -------------------------------------------------------------------------
     Cash used by financing
      activities                   (311.3)   (1,742.8)   (1,148.6)   (2,447.3)
     -------------------------------------------------------------------------
     CASH POSITION
     Increase (decrease) in
      cash and temporary
      investments, net               13.9    (1,313.5)      (20.1)     (887.9)
     Cash and temporary
      investments, net,
      beginning of period           (25.4)    1,322.1         8.6       896.5
     -------------------------------------------------------------------------
     Cash and temporary
      investments, net,
      end of period             $   (11.5)  $     8.6   $   (11.5)  $     8.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     SUPPLEMENTAL DISCLOSURE
      OF CASH FLOWS
     Interest (paid)            $  (218.5)  $  (319.2)  $  (516.1)  $  (638.3)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Interest received          $     0.3   $    12.9   $    24.2   $    47.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes (inclusive
      of Investment Tax
      Credits) received
      (paid), net               $     3.9   $    47.3   $    98.3   $    69.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     TELUS Corporation
     segmented information


     Three-month periods ended
     December 31                       Wireline                Wireless
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 1,234.3   $ 1,209.9   $ 1,020.3   $   876.8
       Intersegment revenue          26.5        23.0         6.3         6.3
     -------------------------------------------------------------------------
                                  1,260.8     1,232.9     1,026.6       883.1
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           809.0       788.5       592.4       557.6
       Restructuring and
        workforce reduction
        costs                         5.2        35.5         2.7           -
     -------------------------------------------------------------------------
                                    814.2       824.0       595.1       557.6
     -------------------------------------------------------------------------
     EBITDA(1)                  $   446.6   $   408.9   $   431.5   $   325.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $   309.2   $   230.2   $   106.0   $   143.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $   137.4   $   178.7   $   325.5   $   181.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Three-month periods ended
     December 31                     Eliminations            Consolidated
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 2,254.6   $ 2,086.7
       Intersegment revenue         (32.8)      (29.3)          -           -
     -------------------------------------------------------------------------
                                    (32.8)      (29.3)    2,254.6     2,086.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           (32.8)      (29.3)    1,368.6     1,316.8
       Restructuring and
        workforce reduction
        costs                           -           -         7.9        35.5
     -------------------------------------------------------------------------
                                    (32.8)      (29.3)    1,376.5     1,352.3
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $   878.1   $   734.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $       -   $       -   $   415.2   $   374.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $       -   $       -   $   462.9   $   360.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Twelve-month periods
     ended December 31                 Wireline                Wireless
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 4,823.1   $ 4,847.2   $ 3,857.9   $ 3,295.5
       Intersegment revenue          98.3        90.4        23.4        23.5
     -------------------------------------------------------------------------
                                  4,921.4     4,937.6     3,881.3     3,319.0
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense         3,020.5     3,031.4     2,124.1     1,876.0
       Restructuring and
        workforce reduction
        costs                        61.6        53.9         6.2           -
     -------------------------------------------------------------------------
                                  3,082.1     3,085.3     2,130.3     1,876.0
     -------------------------------------------------------------------------
     EBITDA(1)                  $ 1,839.3   $ 1,852.3   $ 1,751.0   $ 1,443.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $ 1,191.0   $   914.2   $   427.4   $   404.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $   648.3   $   938.1   $ 1,323.6   $ 1,038.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Twelve-month periods
     ended December 31               Eliminations            Consolidated
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 8,681.0   $ 8,142.7
       Intersegment revenue        (121.7)     (113.9)          -           -
     -------------------------------------------------------------------------
                                   (121.7)     (113.9)    8,681.0     8,142.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense          (121.7)     (113.9)    5,022.9     4,793.5
       Restructuring and
        workforce reduction
        costs                           -           -        67.8        53.9
     -------------------------------------------------------------------------
                                   (121.7)     (113.9)    5,090.7     4,847.4
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $ 3,590.3   $ 3,295.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $       -   $       -   $ 1,618.4   $ 1,319.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $       -   $       -   $ 1,971.9   $ 1,976.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

     (2) Total capital expenditures ("CAPEX").

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary